15



05007079

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME RAO Gazprom

*CURRENT ADDRESS



PROCESSED

APR 07 2005

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4670 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 4/7/05

AR/S
12-31-02
82-4670
RECEIVED
2005 APR -5 P 2:23
RAO Gazprom


GAZPROM

GAZPROM

FINANCIAL REPORT 2002

TABLE OF CONTENTS

AUDIT REPORT
ON STATUTORY FINANCIAL (ACCOUNTING) REPORTS
2002
(Translation from Russian original)

To the shareholders of Open Joint Stock Company Gazprom

Auditor

ZAO PricewaterhouseCoopers Audit

State registration certificate 008.890, issued by Moscow Registration Bureau on 28 February 1992.

Audit license №E000376 issued by the Ministry of Finance of the Russian Federation on 20 May 2002. The license is valid until 20 May 2007.

Client

Open Joint Stock Company Gazprom

Russian Federation, 117997, Moscow, ul. Nametkina, 16

Registration certificate №022.726, issued by Moscow Registration Bureau on 25 February 1993.

Information about licenses:

- Licenses for geological study of oil and gas content of coal formation within Tabakovskaya site and coal and Devonian formations within Pravoberezhnaya site №№ AST № 00091 NP and AST № 00093 NP issued by the Committee of Natural resources of the Astrakhan region 24 July 1998 and 2 September 1998, respectively. Licences are valid till 31 December 2003;

- Licenses for mineral use №№ AST № 00093 NP, AST № 00091 NR, AST № 10866 NP, SLH № 10994 HR, SKM № 11230 NP, SKM № 11230 NP issued by the RF Ministry of natural resources, the Committee of Natural resources of the Astrakhan region, Territorial geological fund, the RF Committee on geology and mineral use, the Russian Federal geological fund during 1998 – 2002. Licenses are valid till 2003 – 2026.

AUDIT REPORT

on statutory financial (accounting) reports of Open Joint Stock Company Gazprom

To the shareholders of Open Joint Stock Company Gazprom

1. We have audited the attached statutory financial (accounting) reports of Open Joint Stock Company Gazprom (hereinafter – OAO Gazprom) for the period from 1 January up to 31 December 2002. Financial (accounting) reports of OAO Gazprom consist of Balance Sheet, Profit and Loss Account, Flow of Equity and Funds Report, Cash Flow Statement, Supplement to the Balance Sheet, Explanatory Notes (hereinafter all the reports together are called «financial (accounting) reports)». Financial (accounting) reports were prepared by the management of OAO Gazprom in accordance with the Federal Law on Accounting and Regulation on Accounting and Reporting adopted by the decree of the Ministry of Finance of the Russian Federation dated 29 July 1998 № 34н (n). Such statutory financial (accounting) reports differ to a significant extent from those prepared in accordance with International Accounting Standards.

2. Preparation of the statutory financial (accounting) reports is the responsibility of management of OAO Gazprom. Our responsibility as auditors is to express our opinion on these statutory financial (accounting) reports and on whether the accounting is conducted in accordance with the Russian legislation based on our audit.

3. We conducted our audit in accordance with The Federal Law. «On auditing activity», Federal Auditing Standards, International Standards on Auditing and our internal standards. Our audit was planned and performed to obtain reasonable assurance about whether the statutory financial (accounting) reports are free of material misstatement. The audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statutory financial (accounting) reports, assessing the accounting principles and techniques used, rules of statutory financial (accounting) reports preparation, evaluating significant estimates made by the management of OAO Gazprom and the overall statutory financial (accounting) reports presentation. We believe that our audit provides a reasonable basis for our opinion on these statutory financial (accounting) reports and on whether the accounting is conducted in accordance with the Russian legislation.

4. In our opinion, the statutory financial (accounting) reports of OAO Gazprom attached to this report have been properly prepared to present, in all material respects, the financial position of OAO Gazprom as at 31 December 2002 and financial results of its operations for the period from 1 January up to 31 December 2002 in accordance with the Federal Law on Accounting and Regulation on Accounting and Reporting in the Russian Federation adopted by the decree of the Ministry of Finance of the Russian Federation dated 29 July 1998 № 34н (n).

28 March 2003

Director of ZAO S. Tait

Statutory auditor S.A. Blokhin

Certificate No 000714 for general audit valid till 24 October 2003

OAO GAZPROM

BALANCE SHEET OF THE PARENT COMPANY

as at 31 December 2002

(in millions of Roubles)

ASSETS	**Line code**	**At beginning of reporting year**	**At end of reporting year**
1	**2**	**3**	**4**
I. Non-current assets			
Intangible assets	110	-	1
including:			
patents, licenses, trade marks, other rights and assets similar to listed above	111	-	1
start-up expenses	112	-	-
goodwill	113	-	-
Fixed assets	120	1,231,417	1,254,216
including:			
plots of land and natural resources	121	-	1
buildings, machinery, and equipment	122	1,230,371	1,252,891
Construction in progress	130	50,051	93,639
Income-bearing lease investments	135	-	-
including:			
property for lease-out	136	-	-
property for hiring	137	-	-
Long-term financial investments	140	243,983	252,114
including:			
investments in subsidiaries	141	191,276	191,810
investments in dependent companies	142	5,481	4,995
investments in other companies	143	6,069	6,364
loans issued to companies beyond 12 months	144	2,629	8,715
other long-term financial investments	145	*38,528*	*40,230*
Other non-current assets	150	-	-
Total Section I	**190**	**1,525,451**	**1,599,970**
II. Current assets			
Inventories	210	24,793	52,407
including:			
materials and other inventories	211	131	266
livestock	212	-	-
work in progress («circulation expenses»)	213	2,989	20,806
finished goods and goods for resale	214	3,654	17,353
goods dispatched	215	17,864	12,912
expenses related to future periods	216	155	1,070
other inventories and expenses	217	-	-
Value Added Tax on goods purchased	220	23,715	25,624
Accounts receivable (payment expected beyond 12 months of the reporting date)	230	125,291	90,452
including:			
buyers and customers	231	15,054	10,308
promissory notes receivable	232	2,170	1,716
receivable from subsidiaries and dependent companies	233	-	-
advances issued	234	-	-
other debtors	235	108,067	78,428

ASSETS	Line code	At beginning of reporting year	At end of reporting year
1	2	3	4
Accounts receivable (payment expected within 12 months of the reporting date)	240	268,762	300,060
including:			
buyers and customers	241	100,760	104,250
promissory notes receivable	242	543	1,280
receivable from subsidiaries and dependent companies	243	-	-
receivable from participants (shareholders) on contributions to charter capital	244	-	-
advances issued	245	279	2,143
other debtors	246	167,180	192,387
Short-term financial investments	250	54,516	42,090
including:			
investments in companies for period less than 12 months	251	28,279	14,965
own shares bought out from shareholders	252	-	-
other short-term financial investments	253	26,237	27,125
Monetary assets	260	56,757	74,098
including:			
cash on hand	261	1	1
settlement accounts	262	3,485	5,828
hard currency bank accounts	263	6,164	17,366
other monetary assets	264	47,107	50,903
Other current assets	270	2	1
Total Section II	**290**	**553,836**	**584,732**
TOTAL Sections I and II (lines (190+290))	**300**	**2,079,287**	**2,184,702**

EQUITY AND LIABILITIES			
III. Equity and reserves			
Charter capital	410	118,368	118,368
Additional capital	420	1,253,876	1,253,543
Legal reserve	430	5,039	8,635
including:			
reserves and provisions formed in accordance with legislation	431	5,039	8,635
reserves formed in accordance with foundation documents	432	-	-
Social fund	440	-	-
Directed financing	450	-	-
Retained earnings of prior years	460	182,067	168,387
Outstanding losses of the previous years	465	-	-
Retained earnings of the reporting period	470	X	53,511
Loss of the reporting year	475	X	-
State social fund	480	-	-
Total Section III	**490**	**1,559,350**	**1,602,444**
IV. Non-current liabilities			
Borrowings and bank loans	510	182,018	236,717
including:			
bank loans due for repayment beyond 12 months of the reporting date	511	179,232	231,758
borrowing due for repayment beyond 12 months of the reporting date	512	2,786	4,959
Other non-current liabilities	520	16,859	9,109
including			
promissory notes, bills of exchange payable	522	15,797	8,763
Total Section IV	**590**	**198,877**	**245,826**

EQUITY AND LIABILITIES	Line code	At beginning of reporting year	At end of reporting year
1	2	3	4
V. Current liabilities			
Borrowings and bank loans	610	134,439	154,975
including:			
bank loans due for repayment within 12 months of the reporting period	611	121,111	150,913
borrowings due for repayment within 12 months of the reporting period	612	13,328	4,062
Accounts payable	620	186,291	181,378
including:			
suppliers and contractors	621	67,251	100,321
promissory notes and bills of exchange payable	622	56,878	23,339
payable to subsidiaries and dependent companies	623	-	-
payable to staff	624	4	5
payable to state non-budget funds	625	2	2
payable to budget (taxes)	626	13,680	12,833
advances received	627	683	687
other creditors	628	47,793	44,191
Payable to participants (shareholders)	630	326	76
Income of future periods	640	4	3
Reserves for future expenses and payments	650	-	-
Other current liabilities	660	-	-
Total Section V	**690**	**321,060**	**336,432**
TOTAL Sections III, IV, V (lines (490+590+690))	**700**	**2,079,287**	**2,184,702**

REFERENCE ON ITEMS ACCOUNTED ON OFF-BALANCE SHEET ACOUNTS

Narrative	Line code	At beginning of reporting year	At end of reporting year
1	2	3	4
Rented fixed assets	910	10	13
thereof by leasing	911	-	-
Working and fixed assets received for storing	920	34	33
Goods on commission	930	-	-
Bad debts of insolvent debtors written off to losses	940	11,018	13,303
Securities of liabilities and payments received	950	18,599	26,769
Securities of liabilities and payments issued	960	159,591	146,897
Depreciation on housing assets	970	12	15
Depreciation of auxiliary engineering facilities and other similar items	980	-	-
Profit tax of transition period	998	-	8,373

Chief Executive Officer — Miller A.B.

Chief Accountant — Vasilieva E.A.

qualification certificate of professional accountant dated 7/02/2001 N 075331

OAO GAZPROM

STATEMENT OF INCOME OF THE PARENT COMPANY

for the year ended 31 December 2002

(in millions of Roubles)

Narrative	Line code	For the reporting year	For the prior reporting year
1	2	3	4
I. Income from and expenses on ordinary activities			
Sales of goods, products, work, services (less: value added tax, excise tax, customs duties and other similar payments)	010	602,056	474,471
including:			
gas	011	490,758	365,852
gas transportation services	012	16,967	17,309
property for rent	013	92,634	89,841
gas storage services	014	382	307
other sales	015	1,315	1,162
Cost of goods, products, work, services sold	020	(215,203)	(142,708)
including:			
gas	021	(108,317)	(30,275)
gas transportation services	022	(18,804)	(25,435)
property for rent	023	(86,279)	(85,275)
gas storage services	024	(155)	(295)
other sales	025	(1,648)	(1,428)
Gross profit	029	386,853	331,763
Commercial expenses	030	(272,267)	(159,072)
General business expenses	040	(12,676)	(7,772)
Operating profit from sales (lines (010-020-030-040))	050	101,910	164,919
II. Operating income and expenses			
Interest receivable	060	2,649	2,582
Interest payable	070	(26,191)	(12,428)
Participation in other companies	080	2,005	775
Other operating income	090	531,195	831,607
Other operating expenses	100	(543,889)	(867,160)
III. Non-operating income and expenses			
Non-operating income	120	32,491	55,382
Non-operating expenses	130	(39,985)	(57,964)
Profit before profits tax (lines (050+060-070+080+090-100+120-130))	140	60,185	117,713
Profit tax and other similar compulsory payments	150	(6,672)	(45,785)
Profit (losss) from ordinary activities	160	53,513	71,928
IV. Extraordinary income and expenses			
Extraordinary profit	170	-	-
Extraordinary losses	180	(2)	-
Net profit (retained earnings (loss)) of the reporting period (lines (160+170-180))	190	53,511	71,928

REFERENCE.

Basic profit (loss) per share:*			
preference	201	-	-
ordinary	202	2,26	3,04
Dividends per share anticipated in the next reporting year:*			
preference	203	-	-
ordinary	204	-	-

*) to be filled in in the annual report

Breakdown of specific incomes and expenses

Narrative	Line code	For reporting year		For previous year	
		income	expense	income	expense
1	2	3	4	5	6
Fines and penalties recognised by court or in respect of which there are court (or arbitrage) judgements on their recovery	210	5,056	5	22,264	3,461
Profit (loss) of previous years	220	4,868	1,130	3,174	5,903
Compensation for damages caused by default on obligations or by improper fulfillment of obligations	230	-	-	-	-
Exchange rate differences	240	20,351	29,958	22,554	28,102
Reduction of cost of inventories at the end of the reporting period	250	X	-	X	-
Write-off of debtor and creditor payable indebtedness on which the period of limitation has expired	260	4	188	4	393

Chief Executive Officer Miller A.B.

Chief Accountant Vasilieva E.A.

qualification certificate of professional accountant dated 7/02/2001 N 075331

OAO GAZPROM

FLOW OF EQUITY AND FUNDS OF THE PARENT COMPANY

for the year ended 31 December 2002

(in millions of Roubles)

Narrative	Line code	Balance at beginning of year	Increase for reporting year	Decrease for repoting year	Balance at end of year
1	2	3	4	5	6
I. Equity					
Statutory (share) capital	010	118,368	-	-	118,368
Additional capital	020	1,253,876	-	(333)	1,253,543
Legal reserve	030	5,039	3,596	-	8,635
Retained earning (loss) of the reporting year	040	-	53,511	-	53,511
State social fund	041	-	-	-	-
Retained earnings from previous years – total	050	182,067	333	(14,013)	168,387
including:					
	051				
	052				
	053				
	054				
	055				
Social fund	060	-	-	-	-
Directed financing and allocations – total	070	-	-	-	-
including:					
from state budget	071	-	-	-	-
	072	-	-	-	-
	073	-	-	-	-
TOTAL for Section I	**079**	**1,559,350**	**57,440**	**(14,346)**	**1,602,444**
II. Provisions for future expenses and payments – total	**080**	**-**	**-**	**-**	**-**
including:					
	081	-	-	-	-
	082	-	-	-	-
	083	-	-	-	-
	084	-	-	-	-
	085	-	-	-	-
	086	-	-	-	-
TOTAL for Section II	**089**	**-**	**-**	**-**	**-**
III. Estimated provisions – total	**090**	**74,779**	**78,341**	**(74,779)**	**78,341**
including:					
bad debt provision	091	74,779	78,341	(74,779)	78,341
provision for investments and securities	092	-	-	-	-
TOTAL for Section III	**099**	**74,779**	**78,341**	**(74,779)**	**78,341**

Narrative	Line code	For reporting year	For previous year
1	2	3	4
IV. Flow of capital *			
Capital issued at the beginning of reporting period	100	1,559,350	1,491,058
Capital increase - total	110	53,511	73,737
including:			
additional shares issued	111		-
revaluation of assets	112		1,805
property increase	113		-
reorganisations of legal entity (merger and acquisition)	114		-
income that increases capital in accordance with rules of accounting and reporting	115		-

Narrative	Line code	For reporting year	For previous year
1	2	3	4
retained earnings of reporting period	116	53,511	71,928
shareholders investments	117		-
other	119		4
Capital reduction - total	120	(10,416)	(5,445)
including:			
decrease in nominal value of shares	121		
decrease in number of shares	122		
reorganisation of legal entity (division, separation)	123		
expenses that decrease capital in accordance with rules of accounting and reporting	124		
impairment of assets	125		
retained loss of reporting period	126		
dividends	127	(10,416)	(5,445)
other	129		
Capital issued at the end of reporting period	130	1,602,444	1,559,350

*) To be filled in and submitted within the accounting reports by economic partnerships and companies only

References

Narrativee	Line code	At beginning of reporting year	At the end of reporting year
1	2	3	4
1) Net assets	150	1,559,354	1,602,447

	Line code	Form budget		From non-budget funds	
		for reporting year	for previous year	for reporting year	for previous year
	2	3	4	5	6
2) Received for:					
expenses on ordinary activity – total,	160	-	-	-	-
including:					
	161	-	-	-	-
	162	-	-	-	-
	163	-	-	-	-
capital investments in non-current assets,	170	-	-	-	-
including:					
	171	-	-	-	-
	172	-	-	-	-
	173	-	-	-	-

Chief Executive Officer Miller A.B.

Chief Accountant Vasilieva E.A.

qualification certificate of professional accountant dated 7/02/2001 N 075331

OAO GAZPROM

CASH FLOW STATEMENT OF THE PARENT COMPANY

for the year ended 31 December 2002

(in millions of Roubles)

Narrative	Line code	Amount	Including: Operating activities	Investing activities	Financing activities
1	2	3	4	5	6
1.Cash at the beginning of the reporting year	010	58,482	x	x	x
2.Total cash received	020	1,522,874	1,476,532	29,798	16,544
including:					
Sales of goods, work and services	030	705,795	705,795	x	x
Sales of fixed and other assets	040	495,049	494,206	130	713
including:					
sales hard currency	041	417,442	417,442	-	-
advances received from buyers (customers)	050	13,857	13,857	x	x
budget and other directed purpose financing	060	-	-	-	-
received free of charge	070	-	-	-	-
loans received	080	241,595	228,373	13,222	-
borrowings received	085	4,983	4,983	-	-
dividends, interest on investments	090	2,073	x	2,048	25
other receipts	110	59,522	29,318	14,398	15,806
3. Total cash used	120	(1,509,576)	(1,274,936)	(221,839)	(12,801)
including:					
payment for purchased goods, work and services	130	(381,685)	(376,466)	(5,219)	-
wages and salaries payments	140	(1,319)	(1,319)	x	x
payments ot state non-budget funds	150	(289)	(289)	x	x
issue of cash to accountable persons	160	(140)	(140)	-	-
advances issued	170	(8,657)	(8,030)	(627)	-
participation in joint construction projects	180	(121,412)	x	(121,412)	x
payment for machinery, equipment and transportation vechicles	190	(82)	x	(82)	x
investments	200	(34,138)	-	(21,337)	(12,801)
dividends, interest on securitites paid	210	(9,711)	x	(9,711)	-
settlements with budget	220	(136,162)	(136,162)	x	-
payment of interest and principal amounts on loans received	230	(225,483)	(164,315)	(61,168)	-
other payments and transfers	250	(590,498)	(588,215)	(2,283)	-
including: sales of hard currency	251	(434,894)	(434,894)		
4. Cash at the end of reporting year	260	71,780	x	x	x

Reference:

Narrative	Line code	Amount
Total received as phisical cash on hand of the balance of line 020 (excluding line 100)	270	300
including settlements with:		
legal entities	280	4
individuals	290	296
including:		
including processed by:		
tills	291	84
strict reporting forms	292	2
Phisical cash on hand:		
withdrawn from the bank	295	169
transferred to the bank	296	(203)

Chief Executive Officer Miller A.B.



Chief Accountant Vasilieva E.A.

qualification certificate of professional accountant dated 7/02/2001 N 075331

SUPPLEMENT TO THE BALANCE SHEET OF THE PARENT COMPANY

for the year ended 31 December 2002

(in millions of Roubles)

1. Flow of loans

Narrative	Line code	At beginning of reporting year	Received	Repaid	At end of reporting year
1	2	3	4	5	6
Long-Term Bank Loans	110	179,232	164,794	(112,268)	231,758
thereof overdue	111	-	-	-	-
Other Long-Term Borrowings	120	2,786	6,360	(4,187)	4,959
thereof overdue	121	-	-	-	-
Short-Term Bank Loans	130	121,111	226,465	(196,663)	150,913
thereof overdue	131	-	-	-	-
Other Short-Term Borrowings	140	13,328	4,064	(13,330)	4,062
thereof overdue	141	-	-	-	-

2. Debtors and creditors

Narrative	Line code	At beginning of reporting year	Liabilities arisen	Liabilities discharged	At end of reporting year
1	2	3	4	5	6
Debtors:					
Short-term	210	351,055	1,761,868	(1,729,817)	383,106
thereof overdue	211	139,064	576,479	(584,570)	130,973
thereof more than 3 months overdue	212	119,157	446,155	(461,506)	103,806
Long-term	220	125,291	110,478	(142,611)	93,158
thereof overdue	221	-	-	-	-
thereof more than 3 months overdue	222	-	-	-	-
total debts expected to be repaid beyond 12 months from the reporting date of the balance of line 220	223	125,291	110,478	(142,611)	93,158
Creditors:					
Short-term	230	193,805	1,124,989	(1,130,006)	188,788
thereof overdue	231	37,329	61,190	(38,359)	60,160
thereof more than 3 months overdue	232	3,667	6,149	(3,646)	6,170
Long-term	240	16,859	14,352	(22,102)	9,109
thereof overdue	241	-	-	-	-
thereof more than 3 months overdue	242	-	-	-	-
total debts expected to be repaid beyond 12 months from the reporting date of the balance of line 240	243	16,859	14,352	(22,102)	9,109
Securities:					
Received	250	18,599	9,242	(1,072)	26,769
thereof from the third parties	251	8,301	15	(813)	7,503
Issued	260	159,591	21,120	(33,814)	146,897
thereof to the third parties	261	124,413	17,580	(16,887)	125,106

References to part 2

Narrative	Line code	At beginning of reporting year	Liabilities arisen	Liabilities discharged	At end of reporting year
1) Flow of Notes					
Notes issued	262	75,820	48,440	(74,459)	49,801
thereof overdue	263	286	2,503	(2,100)	689
Notes received	264	2,713	7,145	(6,862)	2,996
thereof overdue	265	-	572	-	572
2) Mounts Receivable for shipped goods (work, services) at cost of sales	**266**	**92,435**	**500,146**	**(486,404)**	**106,177**

3) List of major debtors

Organization's name	Line code	Balance at end of reporting year	
		Total	thereof more than 3 months overdue
1	2	3	4
NAK «Neftegaz of Ukraine»	270	48,373	43,187
OOO «Yamburggazdobycha»	271	46,924	-
OAO «Moldovagaz»	272	34,047	16,788
OOO «Yamalgazinvest»	273	32,834	-
OOO «Mezhregiongaz»	274	29,716	-
OOO «Tymentransgaz»	275	28,241	-
OOO «Nadymgazprom»	276	19,862	-
OAO «Sibur»	277	15,052	-
OOO «Novouregoisky GKHK»	278	13,334	-
EuRoPol Gas s.a.	279	13,925	-

4) List of major creditors

Organization's name	Line code	Balance at end of reporting year	
		Total	thereof more than 3 months overdue
1	2	3	4
OOO «Tymentransgaz»	280	27,537	1,542
OOO «Urengoigazprom»	281	9,959	144
OOO «Permtransgaz»	282	7,960	1,856
OOO «Nadymgazprom»	283	7,591	1,167
OOO «Surgutgazprom»	284	7,442	-
OOO «Yamburgazdobycha»	285	7,405	-
OOO «Mezhregiongaz»	286	6,295	-
OOO «Gazprominvestholding»	287	5,719	-
OOO «Mostransgaz»	288	5,413	-
OOO «Volgotransgaz»	289	4,747	-

3. Depreciable property

Narrative	Line code	At beginning of reporting year	Additions	Disposals	At end of reporting year
1	2	3	4	5	6
I. Intangible assets					
Intellectual property (industrial intangible property) rights	310	-	1	-	1
thereof arising from:					
Copyright and other contracts of scientific work, pieces of literature, arts and rights to other similar items, software, databases, etc.	311	-	-	-	-
Patents for inventions, product, samples, selection achievements, useful model certificates, trade and brand names and service marks or license agreements for their use	312	-	1	-	1
know-how	313	-	-	-	-
Natural and other resources utilisation rights	320	-	-	-	-
Organizational expenses	330	-	-	-	-
Goodwill	340	-	-	-	-
Other	349	-	-	-	-
Total (lines 310+320+330+340+349)	350	-	1	-	1
II. Fixed assets					
Plots of land and natural resources	360	-	1	-	1
Buildings	361	62,126	9,315	(21)	71,420
Constructions	362	2,458,482	78,212	(457)	2,536,237
Machinery and equipment	363	318,554	22,851	(2,226)	339,179
Means of transportation	364	260	426	(77)	609
Production and work appliances	365	829	93	(2)	920
Working livestock	366		-		
Productive livestock	367	-	-	-	-
Perennial plants	368	11	1	-	12
Other types of fixed assets	369	341	1	(34)	308
Total (lines 360-369)	370	2,840,603	110,900	(2,817)	2,948,686
including:					

Narrative	Line code	At beginning of reporting year	Additions	Disposals	At end of reporting year
1	2	3	4	5	6
production assets	371	2,840,555	110,900	(2,817)	2,948,638
non-production assets	372	48	-	-	48
fixed assets not put into use	379	29,093	97,500	(55,612)	70,981
III. Income bearing property					
Property for lease-out	381	-	-	-	-
Property for hiring	382	-	-	-	-
Other	383	-	-	-	-
Total (lines 381-383)	**385**	**-**	**-**	**-**	**-**

Reference to section 3

Narrative		Line code	At beginning of reporting year	At end of reporting year
1		2	3	4
Line 371 columns 3 and 6:				
fixed assets leased out – total		387	2,833,555	2,940,522
including	buildings	388	56,493	65,962
	constructions	389	2,458,088	2,535,829
	machinery and equipment	390	317,711	338,267
		391	-	-
transferred to conservation		392	-	-
Amortisation of assets:				
intangible assets		393	-	-
fixed assets – total		394	1,609,186	1,694,470
including	buildings and constructions	395	1,344,433	1,421,536
	machinery, equipment, means of transportation	396	264,460	272,568
	other	397	293	366
income-bearing property		398	-	-
fixed assets not put into use		399	4	130
REFERENCE:				
Result of fixed assets revaluation:				
historical (recovered) value		401	-	X
depreciation		402	-	X
Pledged property		403	-	-
Non-depreciable property - total		404	435,465	482,647
including	intangible assets	405	-	-
	fixed assets	406	435,465	482,647

4. Movement of Long-term and financial investments

Narrative	Line code	At beginning of reporting year	Increase (accrued)	Used	At end of reporting year
1	2	3	4	5	6
Owned funds of the organisation - total	410	25,137	87,642	(106,549)	6,230
including	411				
	412				
restricted for capital investments	413	-	-	-	-
Borrowed funds - total	420	-	23,123	(23,122)	1
including					
bank loans	421	-	23,097	(23,097)	-
loans from other organisations	422	-	26	(25)	1
participation in joint construction projects	423	-	-	-	-
from state budget	424	-	-	-	-
from non-state budget funds	425	-	-	-	-
other	426	-	-	-	-
Total owned and borrowed funds (lines 410+420)	430	25,137	110,765	(129,671)	6,231
Reference:					
Construction in progress	440	19,571	4,214	(1,439)	22,346
Investment in subsidiaries	450	191,276	2,406	(1,872)	191,810
Investment in dependent companies	460	5,481	1,554	(2,040)	4,995

5. Financial Investments

Narrative	Line code	Non-current		Current	
		At beginning of reporting year	At end of reporting year	At beginning of reporting year	At end of reporting year
1	2	3	4	5	6
Shares and stock in other organizations	510	202,827	203,169	-	-
Loan stock	520	12,375	9,288	22,677	25,532
Loans issued	530	2,629	8,715	28,279	14,965
Other	540	26,152	30,942	3,560	1,593
REFERENCE.					
Market value of loan stock and other securities	550	-	-	-	-

6. Expenses incurred

Narrative	Line code	For reporting year	For previous year
1	2	3	4
Materials	610	305,160	190,523
including	611		
	612		
	613		
Wages and salaries expenses	620	1,399	894
Obligatory social payments	630	279	212
Fixed assets depreciation	640	86,476	85,469
Other expenses	650	11,068	6,709
including rent of fixed assets	651	30	21
	652		
	653		
Total by expense type	**660**	**404,382**	**283,807**
Changes in the balance (increase (+), decrease,(-)):			
work in progress	670	17 816	(882)
expenses of future periods	680	915	8
reserves of future expenses	690	-	-

7. Social Indicators

Narrative	Line code	Due as per calculation	Spent by organisation	Transferred to funds
1	2	3	4	5
Obligatory social payments to state non-budget funds:				
Social security fund	710	36	24	12
Pension fund	720	228	-	245
Employment fund	730	-	-	-
Medical insurance	740	28	-	30
Deductions to non-state pension funds	750	227	X	214
Insurance payments for voluntary pension insurance contracts	755	-		
Average number of employees	760	4,444		
Cash bonuses and benefits not related to producing goods, performing and rendering services	770	191		
Income from stock and shares in organisation	780	21		

Chief Executive Officer Miller A.B.



Chief Accountant Vasilieva E.A.

OAO GAZPROM
EXPLANATORY NOTES TO THE 2002 ACCOUNTING REPORT
(in millions of Roubles)

1. NATURE OF OPERATIONS

The principal activity of OAO Gazprom is the sale of gas. The Company is also involved in other types of activities which include leasing of assets, gas transportation and gas storage services.

The Company carries out its activity both on the territory of the Russian Federation and abroad.

The Company's assets are mainly located on the territory of the Russian Federation.

The Company is registered at the following address: 117997, Moscow, Nametkina street, 16 and has branches in the following towns: Moscow, Tyumen, Kiev, Salekhard, Minsk, Teheran, Peking and also in the Moscow region.

As of 31 December 2002 and 2001 the Company employed 4,544 and 4,411 people, respectively.

Members of the Board of Directors of OAO Gazprom include:

Medvedev, Dmitry Anatoljevich – Chairman of the Board of Directors

Ananenkov, Alexander Georgievich
Bergmann, Burckhard
Gazizullin, Farit Rafikovich
Gref, German Oskarovich
Levitskaya, Aleksandra Yurijevna
Miller, Alexei Borisovich
Sereda, Mikhail Leonidovich
Fedorov, Boris Grigorievich
Khristenko, Victor Borisovich
Yuzhanov, Ilia Arturovich

Members of the Management Committee of OAO Gazprom include:

Miller, Alexei Borisovich – Chairman of the Management Committee

Akselrod, Mikhail Arkadjevich
Ananenkov, Alexander Georgievich
Budzuliak, Bogdan Vladimirovich
Vasilieva, Elena Alexandrovna
Guslisty, Nikolay Nikiforovich
Gornovsky, Nikolai Nikolajevich
Ilyushin, Victor Vasilievich
Komarov, Yury Alexandrovich
Krasnenkov, Alexander Victorovich
Kruglov, Andrei Viacheslavovich
Leviyev, Vladimir Arkadjevich
Lukash, Sergei Alexeevich
Medvedev, Alexander Ivanovich
Podyuk, Vasily Grigorievich
Rezunenko, Vladimir Ivanovich
Ryazanov, Alexander Nikolayevich
Seleznev, Kirill Gennadjevich
Chujchenko, Konstantin Anatoljevich
Yurlov, Boris Dmitrievich

Members of the Internal Control Commission of OAO Gazprom include:

Arkhipov, Dmitry Alexandrovich – Chairman of the Internal Audit Commission

Bikulov, Vadim Kasymovich
Volkov, Nikolai Grigorjevich
Gulyukina, Svetlana Alekseevna
Dmitriev, Igor Leonidovich
Koloskov, Dmitry Valentinovich
Kosterin, Maxim Nikolayevich
Lysak, Olga Alexandrovna
Chabunin, Anatoly Mikhailovich

2. SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION

Accounting principles

The accounting reports of the Company are prepared in accordance with the accounting and reporting rules effective in the Russian Federation, in particular, the Federal law «On Accounting» No.129-FZ dated 21 November 1996 and the Regulation of Accounting and Reporting in the Russian Federation approved by the Russian Federation Ministry of Finance No.34n dated 29 July 1998 as well as other normative acts forming the accounting and reporting system of the Russian Federation.

Assets are accounted for at actual purchase costs, except for fixed assets that have been revalued.

Assets and liabilities denominated in foreign currency

Business transactions in foreign currencies have been accounted for based on the official exchange rate of the rouble prevailing on the date of the transaction. Monetary assets and liabilities denominated in foreign currency have been recognized based on the Central Bank of the Russian Federation official exchange rates of RR 31.78 and RR 30.14 per USD 1, RR 33.11 and RR 26.49 per Euro 1 that were effective as of 31 December 2002 and 2001, respectively.

Exchange differences that arose in the reporting year from either transactions involving assets and liabilities denominated in foreign currency or as a result of the revaluation of such assets and liabilities as at the reporting date, have been posted to non-operating income and expenses in the Statement of Income.

Property, plant and equipment

Fixed assets are recorded at historical or revalued cost less depreciation accumulated for the period of their use.

Fixed assets include real property assets that have been put into operation but are still in the process of state registration as of the date of the present accounting reports. The Company management believes that such an accounting treatment shall ensure a more accurate reflection of the asset position of the Company given that these assets are actually used in the operations of the Company.

Fixed assets acquired before 1 January 2002 are depreciated based on uniform depreciation rates approved by Decree of the USSR Council of Ministers dated 22.10.1990, No.1072 «On Uniform Depreciation Rates of Fixed Asset of the USSR National Economy». Fixed assets acquired after 1 January 2002 are depreciated at rates determined based on their estimated useful lives. Classification of fixed assets by depreciation groups approved by RF Government Resolution №1 dated 1 January 2002, is used as another source of information about useful lives of fixed assets. The Company has adopted the following useful lives for fixed asset groups:

	Useful lives of assets recorded on the balance sheet (number of years)	
	before 1 January 2002	**after 1 January 2002**
Pipelines	33	25
Wells and production equipment	12 – 40	5 – 15
Machinery and equipment	10 – 18	5 – 25
Buildings and roads	8 – 50	10 – 50
Social assets	5 – 50	5 – 50

Fixed assets are depreciated for accounting purposes on a straight-line basis.

Interest on borrowings to finance the construction of fixed assets, incurred prior to the date of putting the assets into operation, is capitalized and included in the historic cost of the assets.

Construction in progress

Construction in progress includes, but without limitation to, completed fixed assets which have been put into operation but have not been properly registered in the State Register. Such assets are depreciated similarly to depreciation of fixed assets and in the accounting reports they are recorded at historical cost less accumulated depreciation.

Investments

Investments are recorded at their actual purchase cost.

Investments are classified as current assets if they are anticipated to be held for less than 12 months from the reporting date. Other investments are classified as non-current assets.

Inventory

Natural gas pumped into pipelines and underground storage is the main type of inventory. The cost of gas in underground storage is recorded on the balance sheet of the Company at the average cost of pumping-in.

Costs of natural gas transportation on the territory of Russia and abroad are allocated on a monthly basis according to the volumes of gas sold and the volumes of gas pumped into underground storage at the end of the reporting period.

General administration costs (overheads)

General administration expenses are expensed as incurred (see Note 3).

Accounts receivable from buyers and customers

Accounts receivable from buyers and customers are recorded based on prices contracted between the Company and buyers (customers) taking account of all discounts (markups) provided by the Company. Bad debts are written off when recognized as such.

Unsecured past due accounts receivable from buyers and customers are stated net of doubtful debt provisions. These provisions are based on the judgment of the Company management as to the extent to which the debts collectability is doubtful. Doubtful debt provisions are charged against other operating expenses in the Statement of Income.

Loans and borrowings received

Long-term liabilities attributable to loans and borrowings received are not transferred to short-term loans and borrowings in the accounting records until they become due for repayment. However, on the balance sheet, liabilities payable within 12 months of the reporting date are presented as short-term loans and borrowings.

Discount on promissory notes issued by the Company is included within operating expenses.

Additional costs attributable to the receipt of credits and loans are included in operating expenses in the reporting period in which they are incurred.

Revenue recognition

Revenues from sales are recognized at the moment when goods are shipped (or services rendered) and corresponding settlement documents submitted to customers. Revenues are presented net of value added tax, excise tax, customs duties, and other similar charges.

Gas sales to the far abroad are made under the terms of an agent agreement. In the books of the Company, acting as a consignor, they are recognized upon receipt of notice from the agent that gas has been delivered to the customer. Prior to receiving the agent's notification, gas shipped is recorded within line 215 «Goods dispatched» at the actual cost of sales.

3. CHANGES IN THE ACCOUNTING POLICIES

Comparative amounts

In 2002 the Company's accounting policies have been adjusted in the part relating to recognition of general administration expenses that are allocated in full amount, as management expenses, to the financial result.

This caused comparatives for the period 1 January 2001 to 31 December 2001 to be reclassified accordingly.

	2001 accounting reports	Change	2002 accounting reports
Cost of sold goods	144,539	(1,831)	142,708
Selling expenses	165,013	(5,941)	159,072
Management expenses	-	7,772	7,772

Changes in the 2003 accounting policies of the Company

The 2003 accounting policies of the Company have been adjusted for the requirements of the following new accounting regulations:

- Accounting standard PBU 17/02 «Accounting treatment of research and development» PBU 17/02 (order №115n of the Ministry of Finance dated 19 November 2002);
- Accounting standard PBU 18/02 «Accounting treatment of the profit tax» (order №114n of the Ministry of Finance dated 19 November 2002);
- Accounting standard PBU 19/02 «Accounting treatment of investments» (order №126n of the Ministry of Finance dated 10 December 2002).

In addition, due to the implementation by the Company and its agent, OOO Gazexport, of a new information system SAP R/3 and the improvement in document-flow, starting from 1 January 2003 gas sales to the far abroad will be recognized in the period of actual gas shipments (in 2002 there was a time lag of one month).

4. SEGMENT INFORMATION

The principal activity of OAO Gazprom is the export sale of gas which accounts for 81.5% and 77.1% of revenue from sales of products (goods, work, services) in the years ended 31 December 2002 and 2001, respectively. The Company is also involved in other types of activities which do not form separate segments and are carried out mainly on the territory of the Russian Federation.

Other types of activities include:

- lease of assets;
- gas transportation and gas storage services.

Leasing of assets to subsidiaries provides control over the operation of the unified gas supply system and is not pursued as a source of profit.

Gas transportation services to third parties account for 2.9% and 3.7% of sales revenue in the years ended 31 December 2002 and 2001, respectively, and do not form a separate segment.

Information on geographical segments is presented in Notes 13 and 14.

5. PROPERTY, PLANT AND EQUIPMENT

	Pipelines	Wells	Machinery & equipment	Buildings	Other assets	Total
At 31.12.2001						
Cost	2,080,948	290,180	318,554	62,126	88,795	2,840,603
Accumulated depreciation	(1,044,693)	(225,948)	(264,358)	(27,667)	(46,520)	(1,609,186)
Net book value	**1,036,255**	**64,232**	**54,196**	**34,459**	**42,275**	**1,231,417**
At 31.12.2002						
Cost	2,116,305	-305,995	339,179	71,420	115,787	2,948,686
Accumulated depreciation	(1,105,484)	(237,008)	(272,409)	(29,575)	(49,994)	(1,694,470)
Net book value	**1,010,821**	**68,987**	**66,770**	**41,845**	**65,793**	**1,254,216**

Net book value of property, plant and equipment leased to subsidiaries amounts to RR 1,247,344 and RR 1,224,323 as of 31 December 2002 and 2001, respectively.

6. CONSTRUCTION IN PROGRESS

	31 December	
	2002	**2001**
Construction in progress	93,210	48,659
Equipment for installation	429	1,392
Total	**93,639**	**50,051**

The closing balance of line 130 «Construction in progress» represents mainly the cost of the Yamal-Europe pipeline construction, the onshore portion of the «Blue Stream» project and the development of the Zapolyarnoye gas condensate field.

The balance of construction in progress as of 31 December 2002 and 2001 includes assets constructed and put into operation of RR 70,851 and RR 29,088 (net of accumulated depreciation), respectively, which are in the process of being registered in the State Register.

7. INVESTMENTS

Investments in other companies

Line 143 «Investments in other companies» of the balance sheet includes the 14.3% interest in the charter capital of ZAO Media-Most recorded at RR 5,157 as at 31 December 2002 and 2001.

Loans issued to companies for period over 12 months

Line 144 «Loans issued to companies for period over 12 months» of the balance sheet includes long-term loans provided mainly to subsidiary companies.

Other long-term financial investments

	31 December	
	2002	**2001**
Joint activity,	13,649	12,023
including:		
OAO Gazcom (development of a satellite communication system)	2,655	2,334
ZAO Rosshelf (developing of oil and gas fields on the Barents Sea shelf)	2,552	1,897
Long-term promissory notes of subsidiaries,	8,452	11,188
including:		
OOO Vostokgazprom	7,260	7,260
OAO Sibur	-	2,536
Other,	18,129	15,317
including:		
South Pars (development of oil and gas field located in Iran)	17,212	14,049
Total	**40,230**	**38,528**

In October 2002 the Company and ZAO Rosshelf (see Note 16) signed an amendment to the Rosshelf joint activity agreement that provided for an additional participant – ZAO Sevmorneftegaz. ZAO Sevmorneftegaz is a company jointly controlled by ZAO Rosshelf and OAO Rosneft-Purneftegaz. The Rosshelf joint activity was established to develop the Prirazlomnoye and Schtokmanovskoye fields in the Barents Sea in 1994. Under the agreement ZAO Sevmorneftegaz will make a non-cash contribution valued at RR 4,334 in the Rosshelf joint activity. The effect of this transaction was to decrease the Company interest in the Rosshelf joint activity from 99.1% to 48.7%.

Line 251 «Investments in associated companies for period less than 12 months» of the balance sheet includes, but without limitation to, short-term loans mainly provided to subsidiary companies in the amount of RR 14,710 and 28,135 as of 31 December 2002 and 2001, respectively.

Line 253 «Other short-term investments» of the balance sheet includes short-term promissory notes of RR 25,526 and RR 22,198 as at 31 December 2002 and 2001, respectively.

8. ACCOUNTS RECEIVABLE

Accounts receivable in line 231 «Accounts receivable from buyers and customers (payments expected beyond 12 months of the reporting date)» mainly include receivables for pipes supplied to EuRoPol Gaz s.a., an associated company (see Note 16), for the construction of the Polish section of the Yamal-Europe pipeline.

Starting from 1999 the Company concluded investment agreements with its subsidiaries on the construction and putting into operation of certain fixed asset items. The Company is the owner of all assets constructed under the investment agreements. Subsidiaries have no right to sell, pledge or otherwise dispose of the assets constructed.

The long-term portion of receivables from subsidiaries for amounts received to finance these contracts is recorded in line 235 «Receivables from other debtors (payments expected beyond 12 months of the reporting date)» in the amount of RR 64,156 and RR 101,508 as of 31 December 2002 and 2001, respectively.

The current portion of receivables from subsidiaries attributable to amounts received to finance these contracts is recorded in line 246 «Receivables from other debtors (payments expected within 12 months of the reporting date)» in the amount of RR 104,725 and RR 77,302 as at 31 December 2002 and 2001, respectively.

In the first quarter of 2002 external supervision was introduced in respect of OAO AK Sibur. On 10 September 2002 the creditors' meeting approved an amicable settlement agreement, which provided for the restructuring and rescheduling of OAO AK Sibur's debts over a period of 9 years. The restructured debt of RR 8,635 net of provision of RR 2,586 due to the Company was recorded in line 235 «Receivables from other debtors (payments expected beyond 12 months of the reporting date)» as of 31 December 2002.

Accounts receivable in line 241 «Accounts receivable from buyers and customers (payments expected within 12 months of the reporting date)» are presented net of a doubtful debt provision of RR 62,875 and RR 59,012 as of 31 December 2002 and 2001, respectively. The bad debt provision recorded as of 31 December 2002 and 2001 is shown net of deferred gas excise tax in the amount of RR 7,410 and RR 7,515 respectively.

Accounts receivable in line 246 «Other accounts receivable (payments expected within 12 months of the reporting date)» are presented net of a bad debt provision of RR 12,760 and RR 15,767 as of 31 December 2002 and 2001, respectively.

9. MONETARY ASSETS

Included within line 264 «Other monetary assets» are balances of cash totaling RR 34,001 and RR 28,272 as of 31 December 2002 and 2001, respectively, which are restricted as to withdrawal under the terms of certain borrowings (see Note 11).

10. SHAREHOLDERS' EQUITY

OAO Gazprom's charter capital amounts to RR 118,368 (23,674 thousand of fully paid shares with the nominal value of RR 5 each) and did not change in 2002.

In accordance with the decision of the general shareholders' meeting, based on the 2001 results of the Company, final dividends were accrued in the amount of RR 0.44 per common share.

The Charter of the Company provides for establishing a reserve fund in the amount not less than 15% of the charter capital of the Company. The fund is formed by mandatory annual allocations of not less than 5% of net profit. In 2002 a contribution of RR 3,596 was made to the reserve fund from the 2001 net profit.

11. BORROWINGS

Bank borrowings

Lender	Currency	Maturity	31 December 2002	31 December 2001
Credit Lyonnais	US Dollar	2005	54,325	69,744
Sberbank RF	RR	2003	40,247	44,580
Dresdner Bank	US Dollar	2005	39,219	51,698
Salomon Brothers AG	US Dollar	2009	38,849	-
Intessa BCI	US Dollar	2007	23,959	28,618
Bayerische Hupo-und Ferrinesbank AG	US Dollar	2008	23,556	-
Vneshtorgbank	US Dollar	2004	21,331	20,227
Mannesmann (Deutsche Bank AG)	Euro	2008	17,909	17,057
Societe General	US Dollar	2008	10,349	-
Fuji Bank	US Dollar	2010	9,598	5,544
a German banking consortium	Euro	2007	8,873	9,506
Moskovsky Narodny Bank	US Dollar	2006	7,507	6,053
SACHE	US Dollar	2012	7,436	1,603
Bayerische Hupo-und Ferrinesbank AG	Euro	2006	6,037	6,317
Credit Suisse First Boston	US Dollar	2006	5,366	6,615
Deutsche Bank AG	US Dollar	2003	4,937	-
Credit Suisse First Boston	US Dollar	2002	-	5,875
Other loans	Various	Various	63,173	26,906
Total loans,			**382,671**	**300,343**
including				
due within one year			150,913	121,111

Substantially all long-term borrowings received from international banking consortiums are secured by contractual obligations to sell gas to Western Europe.

A part of the loans received from international banking consortiums is provided in the form of equipment supplies. The Company uses this equipment for construction of production assets performed by subsidiaries under investment agreements.

As of 31 December 2002 long-term bank borrowings included: loans from Salomon Brothers AG received in 2002 in connection with the issuance of USD 500 million of Loan Participation Notes due 2007 with an interest rate of 9.1% and of USD 700 million of Loan Participation Notes due 2009, with an interest rate of 10.5%. The USD 700 million Loan Participation Notes have a put option due on 21 October 2005.

In 2002 interest rates on the long-term foreign currency denominated bank borrowings ranged from 3.4% to 13.3%. Similar rates for 2001 ranged from 3.7% to 13.3%.

In 2002 interest rates on the short-term foreign currency denominated bank borrowings ranged from 5.0% to 14.7%, and on short-term RR denominated bank borrowings ranged from 5.0% to 20.1%. Similar rates for 2001 ranged from 6.5% to 15.0% on short-term foreign currency denominated bank borrowings and from 5.0% to 25.0% on short-term RR denominated bank borrowings.

Capitalised interest, posted to the historical cost of capital construction, including assets constructed under investment contracts with subsidiaries (see Note 16), amounted to RR 3,507 and RR 10,868 for 2002 and 2001, respectively.

Other borrowings

In 1999 the Company issued coupon non-documentary bearer bonds. The issue amounted to 3 billion bonds with a due date of 15 April 2003. The total amount of the issue, except for future periods discounts, is recorded in line 612 «Other borrowings due for repayment within 12 months of the reporting date».

In November 2002 the Company placed RR 5 billion of bonds with an interest rate of 15% p.a. payable every 6 months and a put option on 14 November 2003. The total amount of the issue, except for the discount related to future periods, is included in line 512 «Other borrowings due for repayment beyond 12 months of the reporting date».

12. TAXATION

For taxation purposes the Company recognizes sales revenue on a cash basis except for the profit tax which is determined on an accrual basis. Taxes accrued for the reporting period are as follows:

	Recognition of revenue for accounting purposes	Recognition of revenue for tax purposes	Difference
Value added tax	65 267	62 880	2 387
Excise tax on natural gas	104 338	107 465	(3 127)

Outstanding deferred VAT and deferred excise tax were RR 31,785 and RR 34,961 as of 31 December 2002 and 2001, respectively. Deferred taxes related to receivables due for payment beyond 12 months of the reporting date were recorded in line 520 «Other non-current liabilities» of the balance sheet and amounted to RR 346 and RR 1,062 at 31 December 2002 and 2001, respectively.

Profit tax of the transition period

In accordance with the RF Tax Code, from 1 January 2002 the Company recognizes sales revenue for profit tax purposes on an accrual rather than a cash basis. In the reporting year the Company accrued transition period profit tax of RR 14,053 which represents a payable to the state budget to be settled within three years. The payable of RR 8,373 is due in the next two years (including RR 4,187 – in 2003) and is recorded off balance sheet.

Chapter 25 of the RF Tax Code, enacted on 1 January 2002, provides for shorter useful lives of fixed assets for profit tax purposes as a result of which deductible costs increased by RR 114,640 and the Company incurred a tax loss for of RR 42,723 in 2002 (the 2001 taxable profit – RR 162,186).

13. SALES OF GOODS, WORK AND SERVICES (NET OF VAT, EXCISE TAX, CUSTOMS DUTIES AND SIMILAR PAYMENTS)

	Year ended 31 December	
	2002	**2001**
Gas sales		
Russia	140,098	138
outside Russia	350,660	365,714
including far abroad countries	302,852	326,134
	490,758	**365,852**
Revenue from leasing of assets	92,634	89,841
Revenue from sale of gas transportation services	16,967	17,309
Other	1,697	1,469
Total	**602,056**	**474,471**

The increase in gas sales is explained by changes in the gas sales scheme. From 1 January 2002 the Company sells gas to OOO Mezhregiongaz for further resale to Russian customers.

Revenues from the sale of gas transportation services comprise services provided to the Itera Group which amounted to RR 13,082 (60.9 bcm) and RR 12,978 (63.8 bcm) for years ended 31 December 2002 and 2001, respectively.

14. COST OF SALES AND COMMERCIAL EXPENSES (LINES 020 AND 030 OF THE STATEMENT OF INCOME)

	Year ended 31 December	
	2002	**2001**
Purchase cost of gas, including gas sold:		
in Russia	69,459	59
outside Russia	38,858	30,216
including far abroad countries	27,801	23,185
	108,317	30,275
Gas transportation costs, including:		
in Russia	122,052	185
outside Russia	150,215	158,887
including far abroad countries	135,029	138,913
	272,267	159,072
Cost of assets leased to subsidiaries	86,279	85,275
Cost of gas transportation services	18,804	25,435
Cost of other sales	1,803	1,723
Total	**487,470**	**301,780**

The increase in the purchase cost of gas and gas purchase and transportation costs incurred on the territory of the Russian Federation mainly resulted from the change in inter-group gas sales scheme (see Note 13).

15. OTHER OPERATING INCOME AND EXPENSES

	Year ended 31 December			
	2002		2001	
	Income	Expenses	Income	Expenses
Sale of foreign currency	487,767	488,861	593,249	594,709
Movements of securities, including promissory notes	36,919	36,740	234,920	234,920
Sale and other disposal of other assets	5,726	5,670	594	2,551
Doubtful debt provision (see Note 8)	422	5,801	2 749	28,839
Other	361	6,817	95	6,141
Total	**531,195**	**543,889**	**831,607**	**867,160**

The change in line «Movement of securities, including promissory notes», mainly results from fewer transactions with promissory notes of AB Gazprombank (ZAO).

16. SUBSIDIARY AND ASSOCIATED COMPANIES

The principal subsidiary companies 100% owned by OAO Gazprom:

OOO Astrakhangazprom
OOO Bashtransgaz
OOO Burgaz
OOO Gazexport
OOO Gazflot
OOO Gazkomplektimpex
OOO Gaznadzor
OOO Gazobezopasnost
Gazprom-Finance B.V.
OOO Gazpromavia
ZAO Gazprominvestholding
OOO Gazsviaz
OOO Informgaz
OOO IRTs Gazprom
OOO Kaspiygazprom
OOO Kavkaztransgaz
OOO Kubangazprom
OOO Lentransgaz
OOO Liquefied gas
OOO Mezhregiongaz
OOO Mostransgaz
OOO Nadymgazprom
OOO Nadymstroygazdobytcha
OOO Novourengoysky GCC
OOO Noyabrskgazdobytcha
OOO Orenburggazprom
OOO Permtransgaz
OOO Samaratransgaz
OOO Servicegazprom
OOO Severgazprom
OOO Surgutgazprom
OOO Surgutstroygaz
OOO Tattransgaz
OOO Tomsktransgaz
OOO TyumenNIIgiprogaz
OOO Tyumentransgaz
OOO Uraltransgaz
OOO Urengoygazprom
OOO VNIIgaz
OOO Volgogradtransgaz
OOO Volgotransgaz
ZAO Yamalgazinvest
OOO Yamburggazdobytcha
OOO Yugtransgaz

All the above companies, excluding Gazprom-Finance B.V., which is registered in Holland, are registered in Russia. These companies are principally engaged in producing, transporting and selling gas.

Other subsidiary companies of OAO Gazprom:

Company	% of interest	Type of activity	Location
ZAO Kostromatrubinvest	99.4	Manufacture of pipes	Russia
OOO Gaztorgpromstroy	99.0	Trading	Russia
ZAO Gaztelecom	95.4	Communication services	Russia
OOO KB Gazprombank	87.5	Banking	Russia
OAO Gazprom-Media	85.8	Media investments	Russia
OAO Gazcom	79.8	Development of the satellite communication system «Yamal»	Russia
OAO Zapsibgazprom	76.7	Production of gas	Russia
OAO Volgogradneftemash	51.5	Production of oil and gas refinery equipment	Russia
OAO Vostokgazprom	51.0	Investing	Russia
OAO Gazsibcontract	51.0	Investing, trading	Russia
OAO Gazenergoservice	51.0	Equipment repairing	Russia
OAO Spetsgazavtotrans	51.0	Transportation services	Russia
OAO Sibur	50.7	Gas and petrochemical products trading and refinery	Russia
OAO Gazavtomatika	49.6	Science	Russia

In connection with amendments and additions to RF Federal law No.208-FZ of 26 December 1995 «On Joint Stock Companies», effective from 1 January 2002, the Company was not able to exercise its conversion rights on preference shares in OAO AKB National Reserve Bank. At the same time, the Company lost majority representation on the Board of Directors and no longer exercised control over the activities of the bank. In July 2002, in accordance with the decision of the Board of Directors, the Group disposed of 37.4% of ordinary shares and all of its preference shares in OAO AKB National Reserve Bank with total carrying value of RR 1,871. No material gain or loss resulted from the disposal of the Company interest in OAO AKB National Reserve Bank.

Principal associated companies of OAO Gazprom:

Company	% of interest	Type of activity	Location
AO Moldovagaz	50.0	Transportation and sale of gas	Moldova
AO Overgaz Inc.	50.0	Sale of gas	Bulgaria
AO Slovrusgaz	50.0	Sale of gas	Slovakia
Blue Stream Pipeline Company B.V.	50.0	Construction and gas transportation	Holland
EuRoPol Gaz s.a.	48.0	Transportation and sale of gas	Poland
ZAO Armrosgazprom	45.0	Sale of gas	Armenia
AO Turusgaz	45.0	Sale of gas	Turkey
ZAO KazRosGaz	37.5	Transportation and sale of gas	Kazakhstan
ZAO Rosshelf Company	35.6	Production of gas	Russia
ZAO Stella Vitae	30.0	Transportation and sale of gas	Lithuania
AO Gazum	25.0	Sale of gas	Finland
OAO Latvias Gaze	25.0	Transportation and sale of gas	Latvia

17. PROFIT PER SHARE

Basic profit per share has been calculated by dividing the net profit for the year by the weighted average number of common shares outstanding during the year.

There were 23,674 million weighted average common shares outstanding during the years ended 31 December 2002 and 2001, respectively.

18. RELATED PARTIES

AEB	OOO Albustan
ZAO Armrosgaz	Blue Stream Pipeline Company B.V.
EuRoPolGaz s.a.	AO Gazum
ZAO KazRosgaz	AO Latvias Gase
AO Moldovagaz	OOO Neftekhimleasing
AO Overgaz Inc.	AO Panrusgaz
AO Prometheus Gas	ZAO Rosshelf Company
OAO Sibur Tyumen	AO Slovrusgaz
ZAO Stella Vitae	OAO Stroytransgaz
AO Turusgaz	Warenhandeslgesellschaft m.b.H
WINGAS GmbH	

The Company has direct (see Note 16) or indirect (via its subsidiaries) interests in the above companies. In addition, the Company has its representatives in the Board of Directors and therefore exercises significant influence over their operations. These companies, except for OAO Stroytransgaz, AEB, OOO Albustan, OOO Neftekhimleasing OAO Sibur-Tyumen and Blue Stream Pipeline Company B.V. are involved in gas transportation and gas sale on the territory of the countries where they are registered.

During 2002 and 2001 the Company supplied gas to the above companies for RR 66,023 and RR 46,560 (net of VAT, excise, custom duties and similar payments), respectively.

Gas is sold to these companies, except for AO Moldovagaz, on the basis of long-term contracts, at market prices based on world oil and gas prices. Gas prices per thousand cubic meters ranged from USD 70 to USD 131 in 2002 and from USD 75 to USD 144 in 2001.

In 2002 the Company purchased gas from ZAO KazRosGaz for RR 132 at USD 28 per thousand cubic meters. In 2001 no gas was purchased from ZAO KazRosGaz.

In addition, the Company purchased gas transportation services from certain of the above companies, mainly from EuRoPol Gaz s.a., that amounted to RR 10,988 and RR 8,192 for 2002 and 2001, respectively. The cost of these services was determined based on prices for gas sold to these companies.

At 31 December 2002 and 2001 the amounts due from the above companies to the Company totaled RR 48,285 and RR 45,478, respectively. Amounts due from AO Moldovagaz are presented net of a bad debt provision of RR 14,914 and RR 12,490 at 31 December 2002 and 2001, respectively.

In the normal course of business, the Company enters into transactions with OAO Stroytransgaz for the construction of pipelines in Russia based on the results of tenders. During 2002 and 2001 transactions with OAO

Stroytransgaz were entered into under contracts which had been executed by certain prior members of the Board of Directors who at that time, together with close members of their families, owned significant interests in OAO Stroytransgaz.

During 2002 and 2001 OAO Stroytransgaz completed construction and assembling work for the Company for RR 803 and RR 459, respectively. The Company transferred to its subsidiaries rights to claim OAO Stroytransgaz in respects of guarantee agreements and prepayments made for construction works for the total amount of RR 5,236. Accounts payable to OAO Stroytransgaz amounted to RR 442 as of 31 December 2002. Accounts receivable from OAO Stroytransgaz amounted to RR 5,820 as at 31 December 2001. In addition, as of 31 December 2002 and 2001 the Company has an investment of RR 589 under a partnership agreement with OAO Stroytransgaz.

In 2002 and 2001 the Company received short-term loans from AEB in the amount of RR 4,530 (9.0% p.a.) and RR 2,940 (10,0% – 14.8% p.a.), respectively.

The amount of guarantees issued by the Company on behalf of its related parties totaled RR 76,294 and RR 62,589 as at 31 December 2002 and 2001, respectively (see Note 19).

Remuneration to senior management and directors

In 2002 and 2001 the Company paid remuneration to members of the Board of Directors and Management Committee, amounting to approximately RR 128 and RR 68.

The remuneration to members of the Board of Directors is subject to approval by the general shareholders meeting. Compensation paid to senior management is determined by the terms of annual employment contracts.

Other related parties are not disclosed due to their immateriality for the Company's accounting reports.

19. CONTINGENCIES

Contingencies in respect of guarantees issued

	As of 31 December	
	2002	**2001**
Guarantees issued on behalf of:		
Blue Stream Pipeline Company B.V.	60,617	56,380
Interconnector	34,963	33,154
OOO Interprokom	15,098	15,371
EuRoPolGaz s.a.	6,418	6,209
OOO Neftekhimleasing	6,416	-
Itera Group companies	3,088	4,501
OAO Albustan	2,843	-
Other	17,454	43,976
Total	**146,897**	**159,591**

Line «Other» includes mainly guarantees issued on behalf of the Company's subsidiaries under contracts for purchasing equipment and construction and installation works.

The management expect that the Company will have to pay some of its obligations under guarantees issued.

Operating environment

Though the economic situation in Russia has improved for the last several years, some features of the developing market can still be found in the economy of the Russian Federation. Economic stability is dependent to a large extent on the effectiveness of the measures taken by the Government, and regulatory and political developments.

20. POST BALANCE SHEET EVENTS

Sale of liquid hydrocarbons

Since January 2003 the Company has been purchasing hydrocarbons from its subsidiaries and selling them in the domestic and export markets.

Loans and borrowings

In January and February 2003 the Company signed a loan agreement with Deutsche Bank (London) of USD 300 million for a two year period at an interest rate of 9.1% and a loan agreement with BNP Pariba Bank of Euro 200 million for a one year period at an interest rate of 9.8%.

In February 2003 the Company received a loan from Morgan Stanley AG in connection with the issuance of USD 1.75 billion of Loan Participation Notes due 2013 at an interest rate of 9.6%.

Chief Executive Officer A.B. Miller



Chief Accountant E.A. Vasilieva

28 March 2003

OPEN JOINT STOCK COMPANY GAZPROM
AUDIT REPORT
ON STATUTORY CONSOLIDATED FINANCIAL (ACCOUNTING) REPORTS
2002

Translation from Russian original

To the shareholders of Open Joint Stock Company Gazprom:

Auditor

ZAO PricewaterhouseCoopers Audit

State registration certificate № 008.890, issued by Moscow Registration Bureau on 28 February 1992.

Audit license № E000376 issued by the Ministry of Finance of the Russian Federation on 20 May 2002. The license is valid until 20 May 2007.

Client

Open Joint Stock Company Gazprom

Russian Federation, 117997, Moscow, Nametkina str., 16

State registration certificate No. 022.726 was issued by the Moscow Registration Bureau on 25 February 1993.

AUDIT REPORT
on statutory consolidated financial (accounting) reports of Open Joint Stock Company Gazprom

To the shareholders of Open Joint Stock Company Gazprom:

1. We have audited the attached 2002 statutory consolidated financial (accounting) reports of Open Joint Stock Company Gazprom («OAO Gazprom»). The statutory consolidated financial (accounting) reports comprise the Consolidated Balance Sheet as of 31 December 2002, the Consolidated Statement of Income for the year 2002 and the Notes to the consolidated financial (accounting) reports (together, the «statutory consolidated financial (accounting) reports»). These statutory consolidated financial (accounting) reports were prepared by the management of OAO Gazprom in accordance with the Federal Law on Accounting and Regulation on Accounting and Reporting in the Russian Federation adopted by Decree of the Ministry of Finance of the Russian Federation dated 29 July 1998 No. 34н, and the methodology recommendations on preparing statutory consolidated accounting reports approved by Order of the Ministry of Finance of the Russian Federation dated 30 December 1996 No. 112. Such statutory

consolidated financial (accounting) reports differ to a significant extent from those prepared in accordance with International Financial Reporting Standards.

2. Preparation of the statutory consolidated financial (accounting) reports is the responsibility of the management of OAO Gazprom. Our responsibility is to express our opinion on the statutory consolidated financial (accounting) reports and on whether the accounting is conducted in accordance with the Russian legislation based on our audit.

3. We conducted our audit in accordance with the Federal Law on Auditing, in accordance with Federal Auditing Standards, International Standards on Auditing and our internal standards. Our audit was planned and performed to obtain reasonable assurance about whether the statutory financial (accounting) reports are free of material misstatement. The audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statutory consolidated financial (accounting) reports, assessing the accounting principles and methods used, rules for preparation of statutory consolidated financial (accounting) reports, evaluating significant estimates made by the management of OAO Gazprom and the overall statutory consolidated financial (accounting) reports presentation. We believe that our audit provides a reasonable basis for our opinion on these statutory consolidated financial (accounting) reports and on whether the accounting is conducted in accordance with the Russian legislation.

4. In our opinion, the statutory consolidated financial (accounting) reports attached to this opinion have been properly prepared to present in all material respects the assets and liabilities of OAO Gazprom and its principal subsidiaries and associates as of 31 December 2002 and the results of their operations for the period from 1 January through 31 December 2002 in accordance with the Federal Law on Accounting and Regulation on Accounting and Reporting in the Russian Federation adopted by Decree of the Ministry of Finance of the Russian Federation dated 29 July 1998 No. 34н, and the methodology recommendations on preparing statutory consolidated accounting reports approved by Order of the Ministry of Finance of the Russian Federation dated 30 December 1996 No. 112.

15 May 2003

Director of ZAO — K. Rowden

Statutory Auditor — S.A. Blokhin

Certificate No 000714 for general audit valid till 24 October 2003

OAO GAZPROM CONSOLIDATED BALANCE SHEET
as of 31 December 2002

in millions of Roubles

Note	Narrative	As of 1 January 2002	As of 31 December 2002
1	2	3	4
	ASSETS		
	I. NON-CURRENT ASSETS		
	Intangible assets	6,030	22,764
	including:		
	patents, licenses, trademarks, other rights and assets similar to those listed above	13	1,118
20	goodwill on subsidiaries	5,935	21,620
	Fixed assets	1,341,698	1,383,299
	including:		
	plots of land and natural resources	12	14
5	buildings, constructions, machinery and equipment	1,326,098	1,366,297
6	Construction in progress	268,621	279,502
7,20	Long-term financial investments	124,906	148,558
	including:		
	investments in subsidiaries	41,203	36,253
	investments in associates	22,971	26,889
	investments in other companies	11,568	13,103
	loans issued to companies beyond 12 months	15,063	20,650
	other long-term financial investments	34,101	51,663
	Other non-current assets	5,180	12,553
	TOTAL Section I	**1,746,435**	**1,846,676**
	II. CURRENT ASSETS		
	Inventories	100,876	109,721
	including:		
	materials and other inventories	58,053	55,902
	livestock	170	220
	work in progress	2,057	1,826
	finished goods and goods for resale	37,625	47,564
	goods dispatched	136	63
	expenses related to future periods	2,835	4,146
	Value added tax on purchased goods	62,086	77,535
	Accounts receivable (payment expected beyond 12 months of the reporting date)	28,863	29,246
	including:		
8	buyers and customers	16,868	18,880
	promissory notes, bills of exchange receivable	2,966	3,961
8	other accounts receivable	9,029	6,405
	Accounts receivable (payment expected within 12 months of the reporting date)	269,623	248,456
	including:		
8	buyers and customers	137,427	122,822
	promissory notes, bills of exchange receivable	1,732	2,614
	advances paid	14,156	25,901
8	other accounts receivable	116,308	97,119
	Short-term financial investments	54,609	63,001
	including:		
9	loans issued to companies due within 12 months	2,290	6,428
11	treasury shares	8,687	9,838
9	other short-term financial investments	43,632	46,735

1	2	3	4
	ASSETS		
10	Monetary assets	77,211	99,835
	including:		
	cash on hand	24	39
	rouble bank accounts	12,739	15,439
	non-rouble bank accounts	7,549	20,812
	other monetary assets	56,899	63,545
	Other current assets	84	154
	TOTAL Section II	**593,352**	**627,948**
4	**TOTAL ASSETS**	**2,339,787**	**2,474,624**
	EQUITY AND LIABILITIES		
11	**III. EQUITY AND RESERVES**		
	Charter capital	118,368	118,368
	Additional capital	1,264,558	1,271,142
	Legal reserve	6,284	11,111
	including:		
	reserves and provisions formed in accordance with legislation	5,052	8,650
	reserves formed in accordance with foundation documents	1,232	2,461
	Special purpose financing	2,124	349
	Retained earnings of prior periods	243,767	228,766
	Retained earnings of the reporting period	-	121,598
	Social government fund	8,649	8,238
	TOTAL Section III	**1,643,750**	**1,759,572**
	Minority interest	4,602	3,427
	IV. NON-CURRENT LIABILITIES		
12	Borrowings	193,402	263,990
	including:		
	bank borrowings due for repayment beyond 12 months of the reporting date	190,468	254,257
	other borrowings due for repayment beyond 12 months of the reporting date	2,934	9,733
13,14	Other non-current liabilities	70,320	42,529
	TOTAL Section IV	**263,722**	**306,519**
	V. CURRENT LIABILITIES		
12	Borrowings	155,425	173,522
	including:		
	bank borrowings due for repayment within 12 months of the reporting date	133,671	163,578
	other borrowings due for repayment within 12 months of the reporting date	21,754	9,944
	Accounts payable	263,037	219,654
	including:		
	suppliers and contractors	70,405	66,267
	promissory notes, bills of exchange payable	53,048	29,531
	salaries payable	2,445	2,936
	payable to state non-budget funds	1,642	1,329
	payable to budget (taxes)	32,490	31,949
	advances received	1,930	2,404
13	other accounts payable	101,077	85,238
	Dividends payable	330	-
	Income of future periods	5,937	4,564
	Reserves for future expenses and payments	2,984	7,366
	TOTAL Section V	**427,713**	**405,106**
	TOTAL EQUITY AND LIABILITIES	**2,339,787**	**2,474,624**

OAO GAZPROM CONSOLIDATED STATEMENT OF INCOME
for the year ended 31 December 2002

in millions of Roubles

Note	Narrative	For 2002	For 2001
1	2	3	4
	I. INCOME FROM AND EXPENSES ON ORDINARY ACTIVITIES		
4,15	Sales of goods, products, works and services (less value added tax, excise tax and other similar mandatory payments)	613,745	588,568
4,16	Cost of goods, products, works and services sold	(379,656)	(334,843)
4	Commercial expenses	(200)	(301)
4,16	Management expenses	(45,757)	(33,465)
	Gross profit from sales	**188,132**	**219,959**
	II. OPERATING INCOME AND EXPENSES		
	Interest income	4,041	4,274
	Interest expense	(29,902)	(17,771)
	Income from investments in other companies	828	325
17	Other operating income	655,957	1,036,101
17	Other operating expenses	(674,294)	(1,063,676)
	III. NON-OPERATING INCOME AND EXPENSES		
18	Other non-operating income	66,353	67,217
18	Other non-operating expenses	(64,136)	(77,107)
	Profit of associated undertakings	5,754	2,625
	Pre-tax profit of the reporting period	**152,733**	**171,947**
13,19	Profit tax and other similar mandatory payments	(33,176)	(72,533)
	Income from operations	**119,557**	**99,414**
	IV. EXTRAORDINARY INCOME AND EXPENSES		
	Extraordinary income	194	22
	Extraordinary expenses	(230)	(36)
	Net profit (retained profit of the reporting period) before minority interest	**119,521**	**99,400**
	Minority interest	2,077	987
	Net profit (retained profit of the reporting period)	**121,598**	**100,387**
22	Profit per share (in RR)	5.69	4.69

Chief Executive Officer — A.B. Miller



Chief Accountant — E.A. Vasilieva

OAO GAZPROM
EXPLANATORY NOTES TO THE 2002 CONSOLIDATED ACCOUNTING REPORTS
(in millions of Roubles)

1. NATURE OF OPERATIONS

OAO Gazprom and its principal subsidiaries and associated undertakings (collectively, the «Group») are the world's largest hydrocarbon group operating one of the largest gas pipeline systems in the world and are responsible for substantially all gas production and high pressure gas transportation within the Russian Federation. The Group is also a major exporter of gas to European countries.

The Group operates as a vertically integrated business (see Note 4). Substantially all external sales represent gas sales in the Russian Federation and abroad. The principal elements of the Group's vertically integrated business are the following:

- Production – exploration and production of gas and other hydrocarbons;
- Refining – processing and sale of gas condensate, hydrocarbons and other refined products;
- Transportation – transportation of gas; and
- Distribution – domestic and export sale of gas.

The Group's assets are mainly located on the territory of the Russian Federation.

On average, the Group employed 295,487 and 300,263 people in 2002 and 2001, respectively.

2. SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION

Accounting principles

The statutory consolidated accounting reports of the Group have been prepared in accordance with the accounting rules effective in the Russian Federation, in particular, the Federal Law On Accounting and the Regulation on Accounting and Reporting in the Russian Federation adopted by Decree of the Ministry of Finance of the Russian Federation dated 29 July 1998 No. 34н, and other statutory accounting and reporting regulatory acts.

Assets are reported at actual cost of purchase except for fixed assets, listed shares and accounts receivable.

Basis of consolidation

The Consolidated Balance Sheet and Consolidated Statement of Income and the Notes to the statutory consolidated accounting reports (together, the «statutory consolidated accounting reports») comprise a consolidation of the statutory accounting reports of OAO Gazprom and the Group's principal subsidiaries and associated undertakings prepared in accordance with the methodology recommendations on preparing statutory consolidated accounting reports, approved by Order of the Ministry of Finance of the Russian Federation dated 30 December 1996 No. 112 («Order 112»).

With the exception of the Group's banking subsidiaries, all significant investments in wholly and partly owned subsidiary undertakings have been included in the statutory consolidated accounting reports in compliance with the consolidation methodology. Included on an equity basis are the results and net assets of associated undertakings, which are mainly gas distribution businesses in East and West European countries and Former Soviet Union countries.

As permitted under Order 112, the Group's banking subsidiaries, including AB Gazprombank (ZAO), OAO AKB National Reserve Bank (see Note 20) and ZAO AKB Sovfintrade, have been accounted for on the basis prescribed for inclusion in the statutory consolidated accounting reports of investments in associated undertakings.

NPF Gazfund is a non-state pension fund controlled by the Group. NPF Gazfund is included in the statutory consolidated accounting reports in compliance with the consolidation methodology.

Some subsidiaries were not consolidated for the practical reason that the resultant effect would have been immaterial to the Group's financial position and the results of its operations.

Assets and liabilities denominated in foreign currency

The official exchange rate of the Russian Rouble («RR») effective at the date of a transaction, was used to account for transactions made in foreign currency. Monetary assets and liabilities denominated in foreign currencies are recorded at amounts calculated based on the official exchange rate of the RR which equalled RR 31.78 and RR 30.14 for USD 1, and RR 33.11 and RR 26.49 per Euro 1 as of 31 December 2002 and 2001, respectively.

Exchange differences resulting from transactions with assets and liabilities during the year, and from their recalculation as at the reporting date, are included in the Consolidated Statement of Income as non-operating income and expenses.

Exchange differences arising on the retranslation of the assets and liabilities and income and expenses of foreign subsidiaries and associated undertakings are recognised as translation differences and included in additional capital. Statements of income of foreign entities are translated at average exchange rates for the year.

Goodwill

Goodwill arising on the acquisition of subsidiary undertakings is recorded in the statutory consolidated accounting reports and represents the difference between the actual cost of acquired investments and the nominal value of the shares at the date of their acquisition. Goodwill on subsidiary undertakings is depreciated over 20 years starting from the year following the year of acquisition.

Fixed assets

Fixed assets are reported at historical cost or revalued cost less depreciation accumulated for the period of their maintenance.

Fixed assets include real property assets that have been put into operation but are still in the process of state registration as of the date of these accounting reports. The Group management believes that such an accounting treatment shall ensure a more accurate reflection of the asset position of the Company given that these assets are actually used in the operations of the Group and yield a profit.

Fixed assets acquired before 1 January 2002 are depreciated based on uniform depreciation rates approved by Decree of the USSR Council of Ministers dated 22 October 1990, No.1072 «On Uniform Depreciation Rates of Fixed Asset of the USSR National Economy». Fixed assets acquired after 1 January 2002 are depreciated at rates determined based on their estimated useful lives. Classification of fixed assets by depreciation groups approved by RF Government Resolution dated 1 January 2002 No.1, is used as another source of information about useful lives of fixed assets. Fixed assets are depreciated based upon the estimated useful lives of the assets as follows:

	Useful lives of assets recorded on the balance sheet (number of years)	
	before 1 January 2002	**after 1 January 2002**
Pipelines	33	25
Wells and gas producing equipment	12 – 40	5 – 15
Machinery and equipment	10 – 18	5 – 25
Buildings and roads	8 – 50	10 – 50
Social assets	5 – 50	5 – 50

Fixed assets are depreciated on a straight-line basis.

The following assets are not depreciated:

- state social assets;
- fully depreciated assets that are still on the balance sheet.

Interest incurred on borrowings to finance the purchase (construction) of fixed assets before those assets are put into operation, is capitalized and included in the historic cost of the assets.

Construction in progress

Construction in progress includes, but without limitation to, completed fixed assets which have been put into operation but have not been properly registered in the State Register. Such assets are depreciated similarly to depreciation of fixed assets and in the accounting reports they are recorded at historical cost less accumulated depreciation.

Investments

Investments in shares are stated at actual acquisition cost, except for listed shares with regularly published price quotations. The latter are stated at the market value if it was lower than the carrying value as at the reporting date. Investments in such shares are reported net of accrued impairment provisions and the amount of such provisions is charged to operating expenses.

Debt securities are recorded at cost of purchase.

Investments intended to be held less than 12 months from the reporting date are included in current assets. Other investments are included in non-current assets.

Inventories

Inventories are carried at the historic cost of purchase or production and expensed using the weighted average cost method.

Gas produced but unsold as of the end of the reporting period, is presented in line «Finished goods and goods for resale» of the Consolidated Balance Sheet.

General administration costs (overheads)

General administration costs are expensed in full on a monthly basis (see Note 3).

Accounts receivable from buyers and customers

Accounts receivable from buyers and customers have been recorded based on prices contracted between the Group and buyers (customers). Bad debts have been written off when recognised as such.

Unsecured past due receivables have been stated net of doubtful debt provisions. These provisions are based on the conservative judgement of Group management as to the extent to which debt collectibility is doubtful. Doubtful debt provisions have been charged against the operating expenses within the Consolidated Statement of Income.

Loans and borrowings received

On the balance sheet, liabilities payable within 12 months of the reporting date are presented as short-term borrowings.

Discount on promissory notes issued by the Group is included within operating expenses in the reporting period in which it is accrued.

Additional costs attributable to the receipt of loans and borrowings are included in operating expenses in the reporting period in which they are incurred.

Revenue recognition

Revenues from sales are recognized at the moment when goods are shipped (or services rendered) and corresponding settlement documents submitted to customers. In the statutory accounting reports revenues from sales are reported net of value added tax, excise, custom's duties and other similar mandatory payments.

3. CHANGES IN THE ACCOUNTING POLICIES AND COMPARATIVE AMOUNTS

Comparative amounts as of 1 January 2002

The 2002 opening balance sheet amounts have been formed by adjusting the 2001 closing balance sheet amounts to recognize reclassification of value added tax (VAT) incurred on acquired long-term assets to be put into operation beyond 12 months of the reporting period.

ASSETS	As of 31 December 2001	Reclassifications	As of 1 January 2002
Non-current assets	**1,741,255**	**5,180**	**1,746,435**
Intangible assets	6,030		6,030
Fixed assets	1,341,698		1,341,698
Construction in progress	268,621		268,621
Long-term financial investments	124,906		124,906
Other non-current assets	-	5,180	5,180
Current assets	**598,532**	**(5,180)**	**593,352**
Inventories	100,876		100,876
VAT on purchased goods	67,266	(5,180)	62,086
Accounts receivable	298,486		298,486
Short-term financial investments	54,609		54,609
Monetary assets	77,211		77,211
Other current assets	84		84
Total assets	**2,339,787**	-	**2,339,787**

Comparative amounts for 2001

In 2002 the Group's accounting policies have been adjusted to record general production and administrative expenses as a separate line reported as management expenses in the Consolidated Statement of Income.

Starting from 2002, income and expenses related to redemption of third parties' promissory notes, are not netted off and reported on lines Other Operating Income and Other Operating Expenses of the Consolidated Statement of Income.

This caused comparatives for 2001 to be reclassified accordingly.

	2001 as reported	Reclassification of management expenses	Other	Adjusted 2001 as reclassified
Cost of goods sold	368,308	(33,465)		334,843
Management expenses	-	33,465		33,465
Other operating income	1,009,370		26,731	1,036,101
Other operating expenses	1,036,945		26,731	1,063,676

Changes in the 2003 accounting policies of the Group

The 2003 accounting policies of the Group have been adjusted for the requirements of the following new accounting regulations:

• Accounting standard PBU 17/02 «Accounting treatment of research and development costs» (order of the Ministry of Finance of the Russian Federation dated 19 November 2002 No. 115н);

• Accounting standard PBU 18/02 «Accounting treatment of the profit tax» (order of the Ministry of Finance of the Russian Federation dated 19 November 2002 No. 114н);

• Accounting standard PBU 19/02 «Accounting treatment of investments» (order of the Ministry of Finance of the Russian Federation dated 10 December 2002 No. 126н).

4. SEGMENT INFORMATION

The following business segments are identified within the Group:

- Production – exploration and production of gas and other hydrocarbons;
- Refining – processing and sale of gas condensate and other hydrocarbon products;
- Transportation – transportation of gas;
- Distribution – domestic and export sale of gas; and
- Other – other activities, including banking.

Other operations of the Group do not comply with terms of segment reporting as per PBU 12/2000 «Segment Information». Therefore, no separate information is disclosed for those operations.

	Production	Refining	Transport	Distribution	Other	Total
As of 1 January 2002						
Segment assets	302,144	64,475	1,410,507	216,469	97,966	2,091,561
Unallocated assets	-	-	-	-	-	355,110
Inter-segment elimination	-	-	-	-	-	(106,884)
Total assets						**2,339,787**
Segment liabilities	22,472	19,571	23,787	117,244	28,451	211,525
Unallocated liabilities	-	-	-	-	-	586,794
Inter-segment elimination	-	-	-	-	-	(106,884)
Total liabilities						**691,435**
Capital expenditures for the period	56,970	3,972	62,414	77	5,761	129,194
Depreciation	16,216	1,843	73,288	51	2,011	93,409
Investments in associated undertakings and joint activities	15,946	7,609	1,280	9,468	13,341	47,644
As of 31 December 2002						
Segment assets	394,436	64,063	1,381,376	217,590	112,598	2,170,063
Unallocated assets	-	-	-	-	-	442,177
Inter-segment elimination	-	-	-	-	-	(137,616)
Total assets						**2,474,624**
Segment liabilities	18,353	18,402	33,090	141,642	23,645	235,132
Unallocated liabilities	-	-	-	-	-	614,109
Inter-segment elimination	-	-	-	-	-	(137,616)
Total liabilities						**711,625**
Capital expenditures for the period	65,630	3,817	70,421	197	6,048	146,113
Depreciation	18,393	1,791	74,399	256	1,994	96,833
Investments in associated undertakings and joint activities	19,764	9,353	3,465	12,566	13,989	59,137

	Production	Refining	Transport	Distribution	Other	Total
For the year ended 31 December 2002						
Segment revenues						
Inter-segment sales	106,155	15,958	185,775	16,974	-	324,862
External sales	2,237	53,702	17,013	494,832	45,961	613,745
Total segment revenues	**108,392**	**69,660**	**202,788**	**511,806**	**45,961**	**938,607**
Segment expenses						
Inter-segment expenses	1,528	14,411	19,510	289,413	-	324,862
External expenses	63,879	49,142	151,244	120,981	40,367	425,613
Total segment expenses	**65,407**	**63,553**	**170,754**	**410,394**	**40,367**	**750,475**
Segment gross profit	**42,985**	**6,107**	**32,034**	**101,412**	**5,594**	**188,132**
For the year ended 31 December 2001						
Segment revenues						
Inter-segment sales	68,015	12,540	165,124	11,286	-	256,965
External sales	1,620	60,478	14,843	471,959	39,668	588,568
Total segment revenues	**69,635**	**73,018**	**179,967**	**483,245**	**39,668**	**845,533**
Segment expenses						
Inter-segment expenses	1,825	11,108	15,130	228,902	-	256,965
External expenses	52,887	52,831	131,576	91,622	39,693	368,609
Total segment expenses	**54,712**	**63,939**	**146,706**	**320,524**	**39,693**	**625,574**
Segment gross profit (loss)	**14,923**	**9,079**	**33,261**	**162,721**	**(25)**	**219,959**

The inter-segment sales mainly consist of:

- Production – sale of gas to the Distribution segment and sale of hydrocarbons to the Refining segment;
- Refining – sale of gas condensate, refined products and other hydrocarbons to other segments;
- Transport – rendering transportation services to the Distribution segment; and
- Distribution – sale of gas to the Transport segment for own needs.

Internal transfer prices are established by the management of the Group with the objective of providing for the specific funding requirements of the individual segments.

Information on geographical segments is presented in Note 15.

5. FIXED ASSETS

	Buildings	Constructions	Machinery and equipment	Other	Total
As of 1 January 2001					
Cost	96,696	2,487,655	327,913	20,144	2,932,408
Accumulated depreciation	(30,093)	(1,248,569)	(261,135)	(3,514)	(1,543,311)
Net book value	66,603	1,239,086	66,778	16,630	1,389,097
Additions	6,023	23,508	23,551	340	53,422
Disposals	(3,644)	(1,694)	(1,372)	(702)	(7,412)
Depreciation	(2,340)	(76,590)	(13,811)	(668)	(93,409)
Net book value as of 31 December 2001	**66,642**	**1,184,310**	**75,146**	**15,600**	**1,341,698**
As of 1 January 2002					
Cost	98,037	2,507,627	347,002	20,149	2,972,815
Accumulated depreciation	(31,395)	(1,323,317)	(271,856)	(4,549)	(1,631,117)
Net book value	66,642	1,184,310	75,146	15,600	1,341,698
Additions	17,962	85,652	33,804	4,127	141,545
Disposals	(1,104)	(832)	(650)	(525)	(3,111)
Depreciation	(2,765)	(78,013)	(13,856)	(2,199)	(96,833)
Net book value as of 31 December 2002	**80,735**	**1,191,117**	**94,444**	**17,003**	**1,383,299**
As of 31 December 2002					
Cost	116,071	2,593,568	381,511	23,557	3,114,707
Accumulated depreciation	(35,336)	(1,402,451)	(287,067)	(6,554)	(1,731,408)
Net book value	**80,735**	**1,191,117**	**94,444**	**17,003**	**1,383,299**

6. CONSTRUCTION IN PROGRESS

	1 January 2002	31 December 2002
Construction in progress	241,001	253,493
Equipment for installation	27,620	26,009
Total	**268,621**	**279,502**

In 2002 construction in progress activity primarily related to the construction of the Yamal-Europe pipeline, the onshore portion of Blue Stream pipeline and the development of the Zapolyarnoe gas condensate field.

The balance of construction in progress as of 31 December and 1 January 2002 also includes assets constructed and put into operation for RR 79,691 and RR 80,876 (less accumulated depreciation), respectively, which are subject to registration in the State Register.

7. LONG-TERM FINANCIAL INVESTMENTS

Investments in subsidiaries

In 2002, the Group continued its program of selling investments in various non-core businesses such as agriculture, construction, research, industry and other.

Included in investments in subsidiaries are the Group's banking subsidiaries (see Note 2).

Investments in associated undertakings

The increase in investments in associated undertakings during 2002 mainly relates to the increase in the earnings of WINGAS GmbH and EuRoPol GAZ s.a.

Investments in other companies

As of 31 December and 1 January 2002 investments in other companies include the Group's investment in ZAO Media-Most in the amount of RR 5,157. The Group's interest in the share capital of ZAO Media-Most was 38.6% and 14.3% as of 31 December and 1 January 2002, respectively. ZAO Media Most is a holding company owning interests in a number of mass media companies (see Note 20).

As of 31 December and 1 January 2002, investments in other companies include investments in shares of other companies held by OAO «Sibirsko-Uralskaya Neftegazokhimicheskaya Kompania» («OAO AK Sibur») of RR 2,773 and RR 2,762, respectively.

Loans issued to companies due beyond 12 months

Loans issued to companies include amounts due from WINGAS GmbH of RR 14,330 and RR 11,928 as of 31 December and 1 January 2002, respectively.

Loans issued also include loans provided to OAO AKB National Reserve Bank in the amount of RR 2,225 and RR 2,110 as of 31 December and 1 January 2002, respectively.

Other long-term financial investments

	1 January 2002	31 December 2002
Joint activities, including:	12,643	21,369
OAO Stroytransgaz	-	5,719
OAO Gazcom (development of a satellite communication system)	2,334	2,655
ZAO Rosshelf (developing of oil and gas fields on the Barents Sea shelf)	1,897	2,552
Other, including:	21,458	30,294
South Pars project (development of oil and gas field located in Iran)	14,049	17,212
Promissory notes	5,772	9,784
Total	**34,101**	**51,663**

In September 2002 the Group entered into an agreement with OAO Stroytransgaz to establish a joint activity. The joint activity was formally established in October 2002 after the Group had contributed promissory notes of OAO Gazprom with a nominal value of RR 5,719 payable in January 2004 and OAO Stroytransgaz had contributed 1,144 million of OAO Gazprom ordinary shares. Voting rights attributable to OAO Gazprom ordinary shares held by the joint activity are controlled by the Group (see Note 24).

The Rosshelf joint activity was established in 1994 to develop the Prirazlomnoye and Schtokmanovskoye fields in the Barents Sea. OAO Gazprom and its subsidiary ZAO Rosshelf originally had 99.1% and 0.9% interest in the projects, respectively. In October 2002 OAO Gazprom and its subsidiary ZAO Rosshelf signed an amendment to the Rosshelf joint activity agreement that provided for an additional participant – ZAO Sevmorneftegaz. ZAO Sevmorneftegaz is a company jointly controlled by ZAO Rosshelf and OAO Rosneft-Purneftegaz (see Note 24).

8. ACCOUNTS RECEIVABLE

Accounts receivable from buyers and customers

Accounts receivable from buyers and customers (payment expected beyond 12 months of the reporting date) in the Consolidated Balance Sheet mostly include amounts related to pipes supplied by OAO Gazprom to an associated undertaking, EuRoPol GAZ s.a. (see Note 21), for construction of the Polish section of the Yamal-Europe pipeline in the amount of RR 10,308 and RR 10,854 as of 31 December and 1 January 2002, respectively.

Accounts receivable from buyers and customers (payment expected within 12 months of the reporting date) as of 31 December and 1 January 2002 are shown net of a doubtful debt provision of RR 85,482 and RR 83,746, respectively. The doubtful debt provision is net of deferred excise tax on natural gas of RR 7,410 and RR 7,515 as of 31 December and 1 January 2002, respectively.

Other accounts receivable

As of 31 December and 1 January 2002 included within other accounts receivable are settlements on claims issued and recognized and commercial penalties awarded in the amount of RR 39,150 and RR 34,834, respectively (Note 18), RR 8,230 and RR 13,111, respectively, of refundable taxes and RR 14,464 and RR 18,561, respectively, of advances in the form of promissory notes.

As of 31 December and 1 January 2002 other accounts receivable are recorded net of a provision of RR 10,015 and RR 10,613, respectively. This provision was created principally in respect of a number of debts due to the Group arising from payments under guarantees previously issued as there is significant uncertainty about the debts future collectibility.

9. SHORT-TERM FINANCIAL INVESTMENTS

Loans issued to companies due within 12 months

As of 31 December 2002 other short-term loans issued and due to companies within 12 months include a loan of RR 2,223 issued to OOO Lotsman. The loan is due in May 2003 and bears interest of 5% per annum. As of 1 January 2002 no loans were issued to OOO Lotsman.

Other short-term financial investments

As of 1 January 2002 the Group held a 65.0% interest in OAO TV Company NTV and 50% plus one share interest in other media operating companies. As of 1 January 2002 these investments amounted to RR 14,259 and were included in other short-term financial investments as the Group did not view investments in these companies as long-term financial investments and intended to sell its interest in these companies in 2002.

Since 1 January 2002 the Group consolidated net assets and financial results of the above mentioned media companies as the management intends to operate these companies as subsidiary undertakings (see Note 20).

As of 31 December and 1 January 2002, other short-term financial investments included promissory notes of RR 21,354 and RR 17,233, respectively. The increase primarily relates to promissory notes held by OAO AK Sibur.

10. CASH FLOWS

	For 2002	For 2001
Cash at the beginning of the reporting period	**79,374**	**54,942**
Total cash received, including:	1,046,846	1,180,755
sales of goods , products, works and services (including value added tax and excise tax)	675,702	647,106
sales of fixed and other assets	35,728	75,211
advances received from buyers (customers)	8,553	6,550
borrowings received	291,440	404,393
proceeds from financial investments, borrowings issued	14,770	19,720
exchange differences on foreign currency sold and purchased	-	1,732
other receipts	20,653	26,043
Total cash used, including:	1,028,891	1,163,091
payment for purchased goods (work, products, services)	302,293	215,859
wages, salaries and social payments	62,015	50,601
advances issued	22,735	16,530
purchase of financial investments	74,204	110,421
settlements with budget	253,286	325,665
settlements related to profit tax allowance	-	11,612
repayment of borrowings and interest	264,720	384,144
exchange differences on foreign currency sold and purchased	24,921	15,099
other payments and transfers	24,717	33,160
Cash at the end of the reporting period	**97,329**	**72,606**

In accordance with the methodology recommendations on the procedures for preparing statutory accounting reports approved by Order of the Ministry of Finance of the Russian Federation dated 28 June 2000 No. 60н foreign currency cash balances and all foreign currency receipts and payments reported in the above cash flows have been restated using the exchange rates of the Central Bank of the Russian Federation effective at the end of the respective years.

The Group maintained cash balances with its banking subsidiaries of RR 23,908 and RR 13,968 at 31 December and 1 January 2002, respectively.

Included within other monetary assets in the Consolidated Balance Sheet are balances totalling to RR 34,001 and RR 28,429 as of 31 December and 1 January 2002, respectively, which are restricted as to withdrawal under the terms of certain borrowings, and deposits with banking subsidiaries totalling RR 12,111 and RR 10,913 as of 31 December and 1 January 2002, respectively.

11. EQUITY AND RESERVES

The number of shares issued and fully paid did not change in 2002 and amounted to 23,674 million with a nominal value of RR 5 each.

Treasury shares are recorded in the Consolidated Balance Sheet at their purchase cost. The number of treasury shares owned by the subsidiaries of the Group, except for banks, totals 2,307 million and 2,315 million as of 31 December and 1 January 2002, respectively. These balances include treasury shares of OAO Gazprom held by NPF Gazfund of 1,109 million and 1,119 million as of 31 December and 1 January 2002, respectively.

The number of treasury shares owned by the Group's banking subsidiaries totals 390 million and 356 million as of 31 December and 1 January 2002, respectively. The Group controls the voting rights of all the treasury shares. Additionally, the Group controls the voting rights for the 1,114 million ordinary shares contributed by OAO Stroytransgaz into the Joint Activity with the Group (see Note 7).

	For 2002	For 2001
Balance at the end of the prior reporting period (Section III of the Consolidated Balance Sheet)	**1,643,750**	**776,334**
Change in opening balance	-	772,166
Balance at the beginning of the reporting period (Section III of the Consolidated Balance Sheet)	**1,643,750**	**1,548,500**
Additional capital	6,584	(2,224)
change in the subsidiaries' structure	1,979	(1,892)
change in % of interest in subsidiaries	317	-
differences resulting from the translation of foreign investments	4,693	119
disposal of revalued fixed assets	(363)	(504)
other movements	(42)	53

	For 2002	For 2001
Retained earning of prior periods	(10,174)	(3,634)
change in the subsidiaries' structure	(1,735)	1,460
changes in % of interest in subsidiaries	456	(163)
disposal of revalued fixed assets	363	504
dividends accrued	(9,260)	(5,445)
other movements	2	10
Retained earnings of the reporting year	121,598	100,387
Social government fund	(411)	(1,044)
social assets transferred to State authorities	(411)	(1,044)
Special purpose financing	(1,775)	1,765
special purpose financing (use of financing)	(1,775)	1,765
Balance at the end of the reporting period (Section III of the Consolidated Balance Sheet)	**1,759,572**	**1,643,750**

In accordance with the decision of the General shareholders meeting, based on the 2001 results of OAO Gazprom, final dividends were accrued in the amount of RR 0.44 per common share.

The Charter of OAO Gazprom provides for establishing a reserve fund in the amount not less than 15% of the charter capital. The fund is formed by mandatory annual allocations of not less than 5% of net profit. In 2002 a contribution of RR 3,596 was made to the reserve fund, representing 5% of the net profit of OAO Gazprom for 2001.

12. BORROWINGS

Lender	Currency	Maturity	As of 1 January 2002	As of 31 December 2002
Credit Lyonnais	US Dollar	2005	69,744	54,325
OAO Sberbank RF	RR	2003	44,580	40,247
Dresdner Bank AG	US Dollar	2005	51,698	39,219
Salomon Brothers AG	US Dollar	2009	-	38,849
Intesa BCI	US Dollar	2007	28,618	23,959
Bayerische Hypo-und Vereinsbank AG	US Dollar	2008	-	23,557
OAO Vneshtorgbank	US Dollar	2004	20,227	21,331
Mannesmann (Deutsche Bank AG)	Euro	2008	17,057	17,909
an International banking consortium	Euro	2007	11,309	11,728
Societe Generale	US Dollar	2008	-	10,348
Fuji Bank	US Dollar	2010	5,544	9,598
a German banking consortium	Euro	2007	9,506	8,873
Moscow Narodny Bank	US Dollar	2006	6,053	7,507
SACE	US Dollar	2012	1,603	7,436
AB Gazprombank (ZAO)	Euro	2003	-	6,622
ABN AMRO	US Dollar	2004	-	6,473
Bayerische Hypo-und Vereinsbank AG	Euro	2006	6,317	6,037
Credit Suisse First Boston	US Dollar	2006	6,614	5,366
Deutsche Bank AG	US Dollar	2003	-	4,938
OAO Alfa Bank	US Dollar	2004	1,511	4,776
OAO Bank Menatep SPb	US Dollar	2003	3,026	3,191
Credit Suisse First Boston	US Dollar	2002	5,875	-
Other borrowings	Various	Various	59,545	85,223

	As of 1 January 2002	As of 31 December 2002
including		
due within 12 months of the reporting date	49,681	50,474
due beyond 12 months of the reporting date	9,864	34,749
Total borrowings,	**348,827**	**437,512**
including		
due within 12 months of the reporting date	155,425	173,522
due beyond 12 months of the reporting date	193,402	263,990
Total borrowings	**348,827**	**437,512**

Bank borrowings

Substantially all long-term borrowings received from international banking consortiums are secured by contractual obligations to sell gas in the Western Europe.

A part of the borrowings received from international banking consortiums is provided in the form of equipment supplies. The Group uses this equipment for construction of production assets.

As of 31 December 2002 long-term bank borrowings included loans from Salomon Brothers AG received in 2002 in connection with the issuance of USD 500 million of Loan Participation Notes due 2007 with an interest rate of 9.125% and of USD 700 million of Loan Participation Notes due 2009 with an interest rate of 10.5%. The USD 700 million Loan Participation Notes have a put option due on 21 October 2005. As of 1 January 2002 the Group did not have any loans from Salomon Brothers AG.

In 2002 interest rates on the long-term foreign currency denominated borrowings ranged from 3.4% to 13.3%. Similar rates for 2001 ranged from 3.7% to 13.3%.

Interest rates on the short-term foreign currency denominated borrowings ranged from 5.0% to 15.5% and on rouble short-term borrowings from 5.0% to 20.1% in 2002. In 2001 these rates ranged from 6.5% to 15.0% on the short-term foreign currency denominated borrowings and from 5.0% to 25.0% on the rouble short-term borrowings.

Interest capitalised amounted to RR 3,806 and RR 13,590 in 2002 and 2001, respectively.

Other borrowings

In 1999 OAO Gazprom placed RR 3,000 of coupon documentary bearer bonds with a due date of 15 April 2003. As of 31 December 2002 the total amount of outstanding bonds, excluding the discount related to future periods, and accrued coupon yield are recorded on the Consolidated Balance Sheet within other borrowings due for repayment within 12 months of the reporting date.

In 2002 OAO Gazprom placed RR 5 000 of bonds with a due date of 3 November 2005 with the interest rate of 15% p.a. payable every 6 months and a put option due on 14 November 2003. As of 31 December 2002 the total amount of the issue, excluding the discount related to future periods, is recorded on the

Consolidated Balance Sheet within other borrowings due for repayment beyond 12 months of the reporting date.

13. TAXATION

Profit tax

In accordance with the Tax Code of the Russian Federation, from 1 January 2002 the Group recognizes sales revenue for profit tax purposes on an accrual basis rather than a cash basis. In the reporting year the Group accrued transition period profit tax of RR 24,084 which represents a payable to the state budget to be settled over five years. Of that amount, RR 16,561 is due in the next four years (including RR 6,521 – in 2003) and is not recorded as a liability on the balance sheet.

Chapter 25 of the Tax Code of the Russian Federation, enacted on 1 January 2002, provides for shorter useful lives of fixed assets for profit tax purposes as a result of which deductible expenses of OAO Gazprom increased by RR 114,640 and OAO Gazprom incurred a tax loss of RR 42,723 (the 2001 taxable profit of OAO Gazprom – RR 162,186).

Mineral severance tax

Effective from 1 January 2002, royalty and mineral restoration tax were abolished and replaced by a mineral severance tax. The rate of mineral severance tax is 16.5% of the value of gas produced from gas condensate fields and RR 340 per ton of oil and gas condensate produced from oil and gas condensate fields. The latter rate is subject to adjustments depending on fluctuations of oil price and the RR exchange rate. The mineral severance tax for 2002 totalled RR 19,690, compared to royalty and mineral restoration tax of RR 10,297 and RR 7,217, respectively, in 2001.

Value added tax and excise tax

Outstanding value added tax (VAT) and excise tax due from customers and ultimately payable to the budget are included within other accounts payable. The other accounts payable balance as of 31 December 2002 includes deferred VAT and excise tax of RR 62,022 and RR 16,668, respectively. As of 1 January 2002 other accounts payable include deferred VAT and excise tax of RR 60,994 and RR 19,571, respectively. Outstanding VAT and excise taxes related to receivables due for payment beyond 12 months of the reporting date are recorded in line Other non-current liabilities of the Consolidated Balance Sheet and amount to RR 3,143 and RR 4,626 as of 31 December 2002 and 1 January 2002, respectively.

14. OTHER NON-CURRENT LIABILITIES

In 2002 and 2001 the Group subsidiaries executed contracts on restructuring debt to the federal budget in accordance with the tax legislation. As of 31 December and 1 January 2002 other non-current liabilities included amounts of RR 21,992 and RR 49,810, respectively, payable to the federal budget.

In addition other non-current liabilities include liabilities of the Group associated with promissory notes payable beyond 12 months of the reporting date, in the amount of RR 10,105 and RR 15,664 as of 31 December and 1 January 2002, respectively.

15. SALES OF GOODS, PRODUCTS, WORKS AND SERVICES

	For 2002	For 2001
Gas sales to customers (net of VAT, excise and other similar mandatory payments) in:		
Russia	134,664	105,455
Former Soviet Union countries (excluding Russia)	47,973	39,580
Europe	314,432	328,544
Net sales of gas	497,069	473,579
Sales of gas condensate and oil and gas products (net of VAT and excise)	53,702	60,478
Sales of gas transportation services (net of VAT)	17,013	14,843
Other sales (net of VAT)	45,961	39,668
Net sales	**613,745**	**588,568**

In 2002, net gas sales increased by 5% as compared with 2001 primarily as a result of higher gas prices for sales to customers in Russia and Former Soviet Union countries and growth of the exchange rate of foreign currency to the rouble. The decrease in gas sales to Europe is explained by lower world oil prices and consequently, reduced gas prices in 2002 compared to 2001.

Sales of gas condensate and oil and gas products decreased primarily due to the reduction in operations at OAO AK Sibur (see Note 20, 21).

Sales of gas transportation services mainly comprise services provided to the Itera Group in the amount of RR 13,082 (60.9 bcm) and RR 12,978 (63.8 bcm) for years ended 31 December 2002 and 2001, respectively.

16. COST OF GOODS, PRODUCTS, WORKS AND SERVICES SOLD AND MANAGEMENT EXPENSES

	For 2002	For 2001
External transit cost	93,667	76,979
Depreciation	89,824	92,053
Payroll expenses and social expenditure	62,206	45,970
Materials	42,087	38,692
Taxation	36,638	29,031
Goods for resale	20,999	29,034
Repair services	22,141	18,895
Purchase cost of gas	4,881	4,590
Other	52,970	33,064
Total	**425,413**	**368,308**

The increase in gas transit costs is primarily due to higher tariffs for gas transportation via Ukraine and Poland and the effects in the financial statements of appreciation of the US Dollar against the rouble.

Staff costs increased primarily due to an increase in average staff salaries and other compensation payments to employees.

Taxes increased primarily due to higher mineral taxes (see Note 13) and road users' tax. An additional RR 2,718 of road users' tax was accrued in respect of unpaid accounts receivable as of 31 December 2002 as the tax is abolished from 1 January 2003.

The cost of goods purchased for resale decreased as a result of a significant reduction in operations at OAO AK Sibur in 2002 (see Note 20).

Other expenses primarily include costs of electricity, insurance and other services.

17. OTHER OPERATING INCOME AND EXPENSES

	For 2002		For 2001	
	Income	**Expenses**	**Income**	**Expenses**
Sale of foreign currency	513,236	514,354	636,654	638,189
Movements of securities, including promissory notes	122,132	121,033	379,106	374,475
Bad debt provision (see Note 8)	-	5,490	-	20,100
Other	20,589	33,417	20,341	30,912
Total	**655,957**	**674,294**	**1,036,101**	**1,063,676**

The decrease in income and expenses from movements in securities is primarily due to a reduction in the volume of purchases and sales of bank promissory notes.

18. NON-OPERATING INCOME AND EXPENSES

	For 2002		For 2001	
	Income	**Expenses**	**Income**	**Expenses**
Reversal of fines and penalties payable to budget and non-budget funds	25,964	-	1,964	-
Exchange differences	22,339	30,831	23,848	29,742
Profit and losses of previous years identified in the reporting period	6,312	4,540	11,235	8,741
Penalties, interest and fines for contract violations	3,450	716	23,428	4,420
Payments on account of profit tax allowance	-	-	-	11,612
Other	8,288	28,049	6,742	22,592
Total	**66,353**	**64,136**	**67,217**	**77,107**

Income from the reversal of fines and penalties recognized in 2002 represents income recognized by subsidiaries from the reversal of late payment interest accrued on restructured tax liabilities as a result of meeting the terms of their accelerated debt settlement schedules.

The decrease of income from penalties, interest and fines for contract violations is due to the fact that in 2001 fines and penalties in respect of contracts with AO Moldovagaz and Naftagaz Ukraine for late gas payments were recognized for the first time and related to prior reporting periods.

19. PROFIT TAX AND OTHER SIMILAR MANDATORY PAYMENTS

The Profit tax and other similar payments in the Consolidated Statement of Income include profit tax for the reporting period and other expenditures payable to budget and non-budget funds out of retained earnings. Profit tax for 2002 includes profit tax for the transition period in the amount of RR 7,523 (see Note 13).

	For 2002	For 2001
Profit tax	31,417	65,629
Penalties	106	96
Interest	1,563	6,486
Other taxes	16	31
Total paid and payable to budget	**33,102**	**72,242**
Penalties	1	1
Interest	73	290
Total paid and payable to non-budget funds	**74**	**291**
Total	**33,176**	**72,533**

20. PRINCIPAL CONSOLIDATED SUBSIDIARY AND ASSOCIATED UNDERTAKINGS

Principal subsidiary undertakings, 100% owned

OOO Astrakhangazprom
OOO Samaratransgaz
OOO Informgaz
OOO Burgaz
OOO Servicegazprom
OOO Kavkaztransgaz
OOO Volgogradtransgaz
OOO Surgutgazprom
OOO Kubangazprom
OOO Gazkomplektimpex
OOO Tomsktransgaz
OOO Mezhregiongaz
OOO Gazobezopasnost
OOO Tyumentransgaz
OOO Nadymgazprom
OOO Gazprominvestholding
OOO Urengoygazprom
OOO Novourengoysky GCC
OOO Gazsvyaz
ZAO Yamalgazinvest
OOO Orenburggazprom
OOO Gazflot
NPF Gazfund

OOO Gazexport
OOO Bashtransgaz
OOO Severgazprom
OOO IRTs Gazprom
OOO VNIIgaz
OOO Liquified gas
OOO Kaspygazprom
OOO Volgotransgaz
OOO Tattransgaz
OOO Lentransgaz
OOO Gaznadzor
OOO TyumenNIIgiprogaz
OOO Mostransgaz
OOO Gazpromavia
OOO Uraltransgaz
OOO Nadymstroygazdobytcha
OAO Gazprom-Media
OOO Yugtransgaz
OOO Noyabrskgazdobycha
OOO Gaztorgpromstroy
OOO Yamburggazdobycha
OOO Permtransgaz
OOO Podzemgazprom

All of these subsidiaries are incorporated in the Russian Federation and are mainly involved in production, processing, transportation and sale of gas and hydrocarbon products.

Certain other subsidiary undertakings, 100% owned

Company	Type of activity	Location
Gazprom Finance B.V.	Investing	Netherlands
Gazprom UK Ltd	Investing, banking	United Kingdom
Gazprom UK Trading Ltd	Gas distribution	United Kingdom
Zarubezhgaz Management und Beteiligungsgesellschaft mbH (ZMB)	Gas distribution	Germany
Zarubezhgaz Erdgashandel GmbH (ZGG)	Production, processing and sale of gas	Germany
Leadville Investments Ltd	Investing	Cyprus

Other principal subsidiary undertakings

Company	% of interest	Type of activity	Location
Wintershall Erdgas Handelshaus GmbH (WIEH)	50	Gas distribution	Germany
Wintershall Erdgas Handelshaus Zug AG (WIEE)	50	Gas distribution	Romania
OAO Volgogradneftemash	51	Production of oil and gas refinery equipment	Russia
OAO Vostokgazprom	84	Production, processing and sale of gas and gas condensate	Russia
OAO Gazavtomatika	49	Research	Russia
AB Gazprombank (ZAO)	99	Banking	Russia
OAO Gazsibcontract	96	Investing, trading	Russia
OAO Gazenergoservice	51	Equipment repairs	Russia
ZAO Gerosgaz	51	Investing, consultancy	Russia
OAO Zapsibgazprom	77	Construction	Russia
ZAO Kostromatrubinvest	99	Production and sale of pipes	Russia
Promgaz S.P.A.	50	Gas distribution	Italy
ZAO Purgaz	51	Production of gas	Russia
ZAO Rosshelf	53	Production of gas	Russia
OAO AK Sibur	51	Gas and chemical products trading and refining	Russia
OAO TV Company NTV	65	Media	Russia
ZAO AKB Sovfintrade	94	Banking	Russia
OAO Spetsgazavtotrans	51	Transport services	Russia
AO Fragaz	50	Gas distribution	France

OAO AKB National Reserve Bank

In connection with changes in the Federal law of the Russian Federation «On Joint Stock Companies», effective from 1 January 2002, the Group was not able to exercise its conversion rights on preference shares in OAO AKB National Reserve Bank. At the same time, the Group lost majority representation on the Board of Directors and no longer exercised control over the activities of the bank. In July 2002, in accordance with the decision of the Board of Directors, the Group disposed of 37,0% of ordinary shares and all of its preference shares in OAO AKB National Reserve Bank with the total carrying value of RR 1,872. No significant gain or loss resulted from the disposal of the Group's interest in OAO AKB National Reserve Bank.

Following the transaction, the Group retains a 2.7% interest in OAO AKB National Reserve Bank, which is recorded within other long-term financial investments of the Consolidated Balance Sheet.

Slovensky Plenarensky Priemysel

In March 2002 a consortium of Ruhrgas, Gaz de France and OAO Gazprom acquired a 49.0% interest in Slovensky Plenarensky Priemysel (SPP) for USD 2,700 million. SPP is the gas company in Slovakia involved in gas production and transportation. The Group's interest was acquired by Gaz de France and Ruhrgas but the Group has an option to pay for its share of the 49.0% interest by July 2004.

OAO Vostokgazprom

In April 2002 the Group acquired an additional 32.8% of the voting shares of its production subsidiary OAO Vostokgazprom, increasing its interest from 51.0% to 83.8%. The consideration of RR 2 was settled in cash.

OAO Zapsibgazprom

In April 2002 the Federal Securities Commission cancelled the registration of additional stock issued by OAO Zapsibgazprom. As a result, the Group reacquired its interest in the charter capital of OAO Zapsibgazprom, increasing it from 34.0% to 51.1%.

In December 2002 the Group disposed of its 12.0% interest in OAO Arcticgas with a carrying value of RR 0.3 in exchange for 25.6% interest in OAO Zapsibgazprom and additional cash consideration of USD 2.95 million, increasing its interest in the share capital of OAO Zapsibgazprom from 51.1% to 76.7%.

Media companies

Effective from 1 January 2002 the Group's interests in media companies were accounted for as investments in subsidiaries in the Consolidated Balance Sheet as the management announced its intention to operate these companies as subsidiaries (see Note 9). This resulted in the recognition of RR 15,497 of goodwill recorded within intangible assets.

In July 2002 the Group acquired additional interests in ZAO Media-Most, in OAO TV Company NTV and other media subsidiaries. Additionally, the Group acquired payables and promissory notes to third parties due from these companies. The consideration was settled in cash and through the forgiveness of debt owed to OAO Gazprom. As a result of this transaction the Group increased its interest in OAO TV Company NTV from 65.0% to 95.6% and in ZAO Media-Most from 14.3% to 38.6%. The Group has also increased its controlling interests in the other media subsidiaries. The transaction also provided for the Group to receive a further 39.6% interest in ZAO Media-Most but as of 31 December 2002 this interest was under arrest and the Group did not control the voting rights for these shares. As of 31 December 2002 ZAO Media Most was under liquidation and accordingly, the Group classified its 38.6% interest as other long-term investments (see Note 7).

On 26 September 2002 the Group signed a framework agreement with OAO AKB Eurofinance for the establishment of a new legal entity (hereinafter - the new media holding) in which the Group shall have a 51% controlling interest and companies of OAO AKB Eurofinance - a 49% interest. In addition, under the agreement the Group shall sell non-controlling interest in several media companies to OOO Eurofinance group for them to be further contributed into the capital of the new media holding. The agreement establishes the terms for restructuring the debt obligations of the Group's media companies to OAO Gazprom. The Group's contribution into the new holding company will comprise the remaining interests in its media subsidiaries. In 2002 majority of transactions associated with the above sale of media companies to OOO Eurofinance Group were finalized. The consideration was paid in cash. As a result of the above transaction the Group reduced its interest in OAO TV Company NTV to 65.3%. The transactions are expected to close by the end of 2003. The management does not believe that the financial effect of these transaction will be material to the Group. As of 31 December 2002 the Group continued to hold the controlling interest in the above media companies.

ZAO Purgaz

In April 2002 the Group completed the repurchase of 32.0% of the shares in ZAO Purgaz from Itera Group pursuant to the repurchase option provided by a share purchase agreement dated 10 February 1999. As a result, the Group's interest in ZAO Purgaz increased from 19.0% to 51.0%. ZAO Purgaz has a licence for the development of the Gubkinskoye gas field in the Western Siberia.

In connection with the acquisition of these ZAO Purgaz shares, the Group paid Itera Group RR 35 thousand in cash and financed ZAO Purgaz repaying RR 6,325 of original financing provided by Itera Group to ZAO Purgaz to finance development work.

OAO AK Sibur

In the first quarter of 2002 external supervision was introduced in respect of OAO AK Sibur under decision of the arbitration court. The arbitration court has cancelled the decision on placement of additional stock issue as a result of which OAO Gazprom could have lost control over OAO AK Sibur. OAO Gazprom maintains control over OAO AK Sibur (See Note 24).

On 10 September 2002 the creditors' meeting approved an amicable settlement agreement, which was subsequently approved by the court. The agreement provides for the restructuring and rescheduling of OAO AK Sibur's debts generally over a period of 8 years with first payments due in 2004.

Regional gas companies

Commencing in 1999 the Group has been participating in the creation of regional companies involved in the distribution of gas in Russia. In 2002 the interest of the Group in the majority of such companies generally increased from 20% to 51% of their share capital.

Principal associated undertakings

Company	% of interest	Type of activity	Location
ZAO Armrosgazprom (see Note 21)	45	Transportation and sale of gas	Armenia
ZAO Agrochemical corporation Azot (see Note 24)	46	Sale of agricultural chemicals	Russia
WINGAS GmbH	35	Transportation and sale of gas	Germany
AO Gazum	25	Sale of gas	Finland
Gas und Warenhandelsgesellschaft GmbH	50	Sale of gas	Austria
Blue Stream Pipeline company B.V.	50	Construction, gas transportation	Netherlands
EuRoPol GAZ s.a.	48	Transportation and sale of gas	Poland
ZAO KazRosGaz	38	Transportation and sale of gas	Kazakhstan
OAO Latvias Gase	25	Transportation and sale of gas	Latvia
AO Moldovagaz	50	Transportation and sale of gas	Moldova
AO Overgaz Inc.	50	Sale of gas	Bulgaria
AO Panrusgaz	31	Sale of gas	Hungary
Progresgaz Trading Ltd	25	Gas distribution	Yugoslavia
AO Prometheus Gas	50	Foreign trade	Greece
OOO Severneftegazprom	49	Gas production	Russia
AO Slovrusgaz	50	Sale of gas	Slovakia
ZAO Stella Vitae	30	Transportation and sale of gas	Lithuania
AO Turusgaz	45	Sale of gas	Turkey

21. RELATED PARTIES

During 2002 and 2001 the Group supplied gas to certain of its associates for RR 65,006 and RR 68,294, respectively.

Gas is sold to the above mentioned companies, except for AO Moldovagaz, on the basis of long-term contracts, at prices based on world oil and gas prices. Gas prices per tcm ranged from USD 67 to USD 131 in 2002 and from USD 75 to USD 144 in 2001. Gas is sold to AO Moldovagaz based on annual contracts with fixed prices. Prices of gas per tcm sold to AO Moldovagaz amounted to USD 80 in 2002 and 2001.

In 2002 the Group purchased gas from ZAO KazRosGaz for RR 132 at USD 28 per tcm. In 2001 no gas was purchased from ZAO KazRosGaz.

In addition, the Group has purchased gas transportation services from certain associated undertakings, that amounted to RR 13,008 and RR 8,224 for 2002 and 2001, respectively. The cost of these services was determined based on prices of gas sold to these companies.

As of 31 December and 1 January 2002 the amounts due to the Group from its associated undertakings, including EuRoPol GAZ s.a. (see Note 8), totalled RR 44,293 and RR 42,583, respectively. As of 31 December and 1 January 2002, the Group's bad debt provision related to amounts due from AO Moldovagaz amounted to RR 14,914 and RR 12,490, respectively.

In October 2002 the Group settled accounts payable due as a contribution to the charter capital of ZAO Armrosgazprom of USD 126 million.

In the normal course of business, the Group enters into transactions with OAO Stroytransgaz for the construction of pipelines in the Russian Federation on the basis of the results of tenders. During 2002 and 2001 transactions with OAO Stroytransgaz were entered into under contracts which had been executed by certain prior representatives of the Group's Board of Directors who (and members of their families) at that time owned significant shareholdings in OAO Stroytransgaz.

OAO Stroytransgaz rendered constructions services for the Group in the amounts of RR 30,342 and RR 32,203 for the years ended 31 December 2002 and 2001, respectively. As of 31 December and 1 January 2002, the Group had advances and receivables due from OAO Stroytransgaz in the amounts of RR 6,204 and RR 7,390, respectively. As of 31 December and 1 January 2002, the Group had accounts payable to OAO Stroytransgaz in respect of construction of RR 10,406 and RR 16,166, respectively.

In 2002 and 2001 the Group raised short-term loans from Altalanos Ertekforgalmi Bank Rt (AEB), an associated undertaking of AB Gazprombank (ZAO), for the total amount of RR 4,530 (9.0% per annum) and RR 2,940 (10.0% - 14.8% per annum), respectively.

A substantial portion of OAO AK Sibur's transactions during 2002 was executed with related parties. OAO AK Sibur's related party transactions are mainly with its associated undertakings listed below:

OAO Omskshina	OAO Voltair-Prom
OAO Sibur-Neftekhim	OAO Voltair
OAO Sibur-Tyumen	OAO Tomsky NKhZ
OAO Tobolsky NKhK	OAO Voronezhsyntezkauchuk
OOO Togliatti-Kauchuk	OAO Yaroslavskiy Shinniy Zavod

Remuneration to senior management and directors

In 2002 and 2001 OAO Gazprom paid to members of the Board of Directors and Management Committee remuneration (salary and bonuses) for the total amount of RR 135 and RR 68, respectively. The remuneration of members of the Board of Directors is subject to approval by the General shareholders meeting. Salary and bonus compensation paid to members of the Management Committee is determined by the terms of employment contracts.

Other related parties

Other related parties information is not disclosed due to its immateriality for the Group statutory consolidated accounting reports.

22. PROFIT PER SHARE

Profit per share was calculated by dividing the net profit for the year by the weighted average number of common shares outstanding during the year.

The weighted average number of common shares outstanding for the years ended 31 December 2002 and 2001 amounted to 21,372 million and 21,414 million shares, respectively.

23. CONTINGENCIES

Guarantees outstanding

As of 31 December 2002 the Group had outstanding guarantees issued to third parties, including guarantees issued to related parties for the amount of RR 91,627. Such guarantees are recorded off-balance sheet. Management expects that the Group may have to pay some part of its obligations under the guarantees issued.

	1 January 2002	31 December 2002
Outstanding guarantees issued on behalf of:		
Blue Stream Pipeline Company B.V. (BSPC)	56,380	60,617
Interconnector (UK) Ltd	33,154	34,963
OOO Interprokom	15,371	15,098
EuRoPol GAZ s.a.	6,209	6,418
Itera Group	4,501	3,088
Albustan Investments Ltd	-	2,843
Other	16,495	7,794
Total	**132,110**	**130,821**

The Group is obligated to provide guarantees to BSPC, an associated undertaking, for credit facilities provided by a group of Italian and Japanese banks to BSPC for the construction of the offshore portion of the Blue Stream pipeline. As of 31 December and 1 January 2002, BSPC had borrowed RR 37,258 and RR 19,015, respectively, of credit facilities which are guaranteed by the Group.

The Group provided guarantees on behalf of Interconnector (UK) Ltd in connection with equipment and fixed assets leased for the construction of the Interconnector gas pipeline linking the United Kingdom to the continental Europe. The Group has a 10% interest in Interconnector (UK) Ltd.

Included within other guarantees are mainly guarantees issued by subsidiaries under contracts for purchasing equipment, construction and installation works. As of 31 December and 1 January 2002 this balance includes guarantees issued by OAO AK Sibur to third parties for RR 2,572 and RR 6,709, respectively.

Operating environment

Though the economic situation in Russia has improved for the last several years, some features of the developing market can still be found in the economy of the Russian Federation. The prospects for future economic stability in the Russian Federation are largely dependent upon the effectiveness of economic measures undertaken by the government, together with legal, regulatory, and political developments.

Taxation

Tax legislation in the Russian Federation is subject to varying interpretations and frequent changes. Further, the interpretation of tax legislation by tax authorities as applied to the transactions and activity of the Group may not coincide with that of the management. As a result, transactions may be challenged by tax authorities and the Group may be assessed additional taxes, penalties and interest, which can be significant. The Group's tax records remain open to review by the tax and customs authorities with respect to tax liabilities for three years.

24. POST BALANCE SHEET EVENTS

Financial investments

Petrochemical companies

In the third quarter of 2002 the Group signed agreements to acquire additional interests in a number of Russian petrochemical companies, the majority of which were already affiliated with OAO AK Sibur. The consideration to be paid is expected to consist of long-term promissory notes which mature in 2005 with nominal value of RR 19,494. The market value of the consideration has not yet been determined. As of 31 December 2002 the Group did not complete the transactions and therefore did not control the voting rights associated with the additional interests. In April 2003, following the completion of the legal procedures the Group established control over majority of these companies and thereby increased its controlling interest in the charter capital of OAO AK Sibur from 50.7% to 75.7%.

OAO Severneftegazprom

In February 2003 the Group acquired shares constituting a 51.0% additional interest in OAO Severneftegazprom from the Itera Group at their nominal value (RR 102 thousand) and increased its interest in the share capital of OAO Severneftegazprom to 100.0%. At the same time the Group sold to Itera Group a 10.0% interest in OAO Sibirsky Oil and Gas Company at its carrying value of RR 2.55 plus a 7.8% interest in OAO Tarkosaleneftegaz at its total carrying value of RR 356 . OAO Severneftegazprom, a production company, holds a license for the development of the South Russian field.

Rosshelf

In February 2003 ZAO Sevmorneftegaz made its non-cash contribution valued of RR 4,334 in exchange for a 48.9% interest in the Rosshelf joint activity (see Note 7). The effect of this transaction was to decrease OAO Gazprom's direct and indirect interest in the Rosshelf joint activity from 99.1% to 62.9%. Management does not believe that the financial effect of these transactions will be material to the Group. OAO Gazprom and ZAO Rosshelf will have 48.7% and 2.4% direct interests in the joint activity, respectively.

ZAO Agrochemical Corporation Azot

In February 2003 the Group sold its 40.1% interest in the share capital of ZAO Agrochemical Corporation Azot at its carrying value of RR 394. The shares were sold to the other shareholders of Azot as a result of those shareholders taking advantage of the pre-emptive purchase rights. In April 2003 the Group re-acquired 33.9% interest for RR 333. Additionally, in May 2003 the Group reached an agreement with the shareholders of ZAO Agrochemical Corporation Azot to acquire an additional 52.64% interest in ZAO Agrochemical Corporation Azot for RR 606.

OAO Stroytransgaz

In March 2003 OAO Stroytransgaz terminated its participation in the joint activity agreement with the Group (see Note 7) in return for promissory notes contributed by the Group into this joint activity in October 2002.

In April 2003 the Group acquired 25.9% of the ordinary shares of OAO Stroytransgaz. The consideration of RR 4,609 included investments, promissory notes and cash.

Borrowings

In January 2003 OAO Gazprom received a loan from Deutsche Bank AG of USD 200 million for a two year period at an interest rate of 9.1% per annum. In February 2003 OAO Gazprom signed a loan agreement with BNP Paribas Bank for Euro 200 million for one year period at an interest rate of 9.8% per annum.

In February 2003 OAO Gazprom received a loan from Morgan Stanley Bank AG in connection with the issuance of USD 1.75 billion Loan Participation Notes due 2013 at an interest rate of 9.625% per annum.

In March and April 2003 OAO Gazprom received a loan from DEPFA Investment Bank Ltd of USD 500 million due 2008 at an interest rate of 9.8% per annum.

In May 2003 ZGG, a Group subsidiary in Germany, repaid the outstanding balance of the loan payable to an international banking consortium totalling Euro 318 million. At the same time ZGG received another loan from a different consortium totalling Euro 280 million. The new loan bears interest at six-month EURIBOR plus margin. The margin can vary from 1% to 2% depending on the debt service cover ratio. As of the date of the borrowing receipt the interest rate was 4.2% per annum. The loan will be repaid from October 2003 to October 2007 (similar to the replaced loan).

Chief Executive Officer A.B. Miller



Chief Accountant E.A. Vasilieva

15 May 2003